    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1996


                                                      REGISTRATION NO. 333-14063

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                        STANLEY FURNITURE COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                   54-1272589
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                    ROUTE 57
                          STANLEYTOWN, VIRGINIA 24168
                                 (540) 627-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                              ALBERT L. PRILLAMAN
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        STANLEY FURNITURE COMPANY, INC.
                                    ROUTE 57
                          STANLEYTOWN, VIRGINIA 24168
                                 (540) 627-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                                    Copy to:

                               DAVID W. ROBERTSON
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                            RICHMOND, VIRGINIA 23219

                              E. WILLIAM BATES, II
                                KING & SPALDING
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1996


                               2,400,000 SHARES

                           [STANLEY FURNITURE LOGO]

                                 COMMON STOCK

     ALL OF THE 2,400,000 SHARES OF COMMON STOCK, PAR VALUE $0.02 PER SHARE (THE "COMMON STOCK"), OF STANLEY FURNITURE COMPANY, INC. (THE "COMPANY") OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE OFFERING.

     THE COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET ("NASDAQ") UNDER THE SYMBOL "STLY." ON OCTOBER 14, 1996, THE LAST REPORTED SALES PRICE OF THE COMMON STOCK ON NASDAQ WAS $19 1/4 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-8 OF THIS PROSPECTUS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
                           ------------------------

                                                                  UNDERWRITING    PROCEEDS TO
                                                    PRICE TO     DISCOUNTS AND      SELLING
                                                     PUBLIC       COMMISSIONS*   STOCKHOLDERS+
PER SHARE.......................................        $              $               $
TOTAL++.........................................        $              $               $

---------------

* THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
+ BEFORE DEDUCTING ESTIMATED EXPENSES OF THE OFFERING OF $300,000, ALL OF WHICH WILL BE PAID BY THE COMPANY.
++ THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO
   PURCHASE UP TO 358,902 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS
   EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE        , THE TOTAL
   UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE        , AND THE TOTAL
   PROCEEDS TO SELLING STOCKHOLDERS WILL BE $          . SEE "UNDERWRITING."
                            ------------------------

     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT NOVEMBER   , 1996. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.
                        RAYMOND JAMES & ASSOCIATES, INC.
                                                      WHEAT FIRST BUTCHER SINGER

                THE DATE OF THIS PROSPECTUS IS NOVEMBER   , 1996

                       [PICTURE OF LIVING ROOM FURNITURE]

SLOANE SQUARE

Stanley has a diversified product line of bedroom, dining room, living room tables, entertainment centers, youth, home office, and upholstered furniture and offers a quality product at a good value. The Stanley product lines cover a wide array of styles including the Sloane Square living room tables, the entertainment center, and upholstery shown above. Sloane Square's breadth exemplifies Stanley's commitment to being a complete furniture resource.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET (INCLUDING NASDAQ) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

EMPIRE

Stanley began as a dining room
company in 1924. The Empire
collection shown at right, one
of Stanley's best-selling
dining rooms, represents the
type of quality products which
have been associated with the
Stanley name for over seventy
years. Stanley's product lines
cover all major design
categories including European
traditional,
contemporary/transitional,
Mission/Shaker, 18th Century,
and country/nostalgia.

                                       [Picture of dining room furniture]

                                      [Picture of youth bedroom furniture]

                                SIMPLE PLEASURES

                                Simple Pleasures, part of our "Young America(TM) by Stanley" line of youth furnishings, features clean styling with country and contemporary influences. Youth furniture represents over 35% of Stanley's overall business and is one of Stanley's fastest growing product lines.

WE JUST LOOK EXPENSIVE.

                                                  CONCENTRICS

                                                  Traditional design elements
                                                  combined with a casual finish
                                                  result in the classic
                                                  contemporary styling of
                                                  Concentrics, one of Stanley's
                                                  major introductions in 1995.
        [Picture of bed and nightstand]

  [Picture of home office desk and wall unit]

AMERICAN CRAFTSMAN OFFICE

The American Craftsman home office shown above, part of Stanley's The Office(TM) program, is only one of a wide range of office configurations designed to meet the changing needs of the working American Family.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in, or incorporated by reference into, this Prospectus. Except as otherwise noted, the information in this Prospectus, including financial information and share and per share data, does not take into account the repurchase of shares of Common Stock by the Company in the event the over-allotment option is not fully exercised by the Underwriters. Certain of the information set forth in this summary and elsewhere in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                  THE COMPANY

     Stanley Furniture Company, Inc. (the "Company" or "Stanley") is a leading designer and manufacturer of residential furniture exclusively targeted at the upper-medium price range. The Company offers diversified product lines across all major style and product categories within this price range. Its product depth and extensive style selections make the Company a complete furniture resource for retailers in its price range and allow the Company to respond more quickly to shifting consumer preferences. The Company has established a broad distribution network in the United States that includes independent furniture stores, department stores, and national and regional furniture chains. To produce its products and support its broad distribution network, the Company has developed efficient and flexible manufacturing processes that it believes are unique in the furniture industry. The Company emphasizes continuous improvement in its manufacturing processes to enable it to continue providing competitive advantages to its customers, such as quick delivery, reduced inventory investment, high quality, and value.

     The furniture industry serves a large consumer market in the U.S. with $19 billion in total shipments in 1995, according to the American Furniture Manufacturers Association. The Company is the fifteenth largest furniture manufacturer in North America based on 1995 sales, according to Furniture/Today, a trade publication. The Company believes that current demographic trends are favorable for continued growth in the upper-medium price range. During the 1990s, the aging of the U.S. "baby boom" generation is projected to result in an increase of approximately 30% in households headed by people aged 35-54. Additionally, children of the "baby boom" generation are expected to contribute to growth in sales of youth furniture. Management expects that the Company will benefit from these trends and the tendency of older, more affluent consumers to focus the majority of their furniture expenditures on products in the medium to high price ranges.

BUSINESS STRATEGY AND COMPETITIVE ADVANTAGES

     The Company's goal is to offer the best products and value in the upper-medium price range, and its business strategy is designed to provide superior quality, responsive customer service, and quick delivery. The Company believes its business strategy gives it and its customers competitive advantages. The key elements of the Company's business strategy include:

          DIVERSIFIED PRODUCT LINES. The Company's product lines cover all major design categories and include bedroom, dining room, youth (Young America(TM)), living room tables, entertainment centers, home office (The Office(TM)), and upholstery. The Company believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences and provides retailers a complete furniture resource in the upper-medium price range. The Company has recently expanded its styles in youth and home office furniture to respond to growing consumer demand for these products. The Company intends to continue expanding its product styles with particular emphasis on upholstery, home office, and entertainment centers. The Company believes that its products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products. To emphasize this comparison the Company uses the marketing theme, "We Just Look Expensive."

          BROAD DISTRIBUTION NETWORK. The Company has developed a diverse and extensive customer base that provides the Company with access to a variety of markets and flexibility to adapt to market changes. The Company believes this broad distribution network reduces its exposure to regional recessions. The Company sells its furniture domestically through approximately 60 independent sales representatives to independent furniture retailers, and national and regional chain stores. Representative customers include Sears, J.C. Penney, Homestead House, Huffman Koos, Robb & Stucky, Nebraska Furniture Mart, Furnitureland South, and Haverty's. In addition, the Company has recently increased its emphasis on international distribution. Approximately 7% of the Company's sales in 1995 and during the first nine months of 1996 were to international customers. The Company has sold to over 3,600 customers during the past twelve months, and no single customer accounted for more than ten percent of sales. The Company intends to continue to pursue all channels of distribution compatible with its products and price range with particular emphasis on national and regional chains and international outlets.

          EFFICIENT MANUFACTURING OPERATIONS. The Company's operating strategy is to emphasize continuous improvement in customer responsiveness, quality, and operating efficiency. The Company's manufacturing processes, which support its product and distribution strategy, focus on quick delivery while minimizing inventory levels and improving quality by producing smaller, more frequent, and cost-effective production runs. As a result, the Company shipped customer orders within 13.7 days on average during 1995 and 16.7 days in the first nine months of 1996, with average finished goods inventory turns of 5.2 and 6.1 times, respectively. The Company believes its ability to deliver its products within these time frames, while maintaining a high level of inventory turnover, is superior to that of its competitors. In addition, the Company believes its quality performance consistently outperforms the industry when measured by returns and allowances as reported by the American Furniture Manufacturers Association. Customer returns and allowances were 1.4% of net sales in 1995 compared to the industry average of 2.7%. Consistent with the Company's philosophy of providing its customers with a competitive advantage, the Company's quick delivery reduces its customers' inventory investment and price markdowns, and the high quality of the Company's products minimizes its customers' redelivery costs.

     The Company's business strategy has resulted in a 15.8% increase in net sales and an increase of 135% in income from continuing operations for the first nine months of 1996 compared to the comparable prior year period and income from continuing operations per share of $1.17 for the first nine months of 1996 compared to $.53 per share for the comparable prior year period. In addition, although past performance may not be an indicator of future performance, the Company believes its business strategy has contributed to the continued improvement of its operating margin for each of the past seven consecutive quarters from 4.9% for the first quarter of 1995 to 9.8% for the third quarter of 1996.

     The Common Stock being offered hereby is held by the ML-Lee Acquisition Fund, L.P. (the "Lee Fund") and certain affiliates of the Thomas H. Lee Company (the "Lee Company"), which acquired their interests in the Company in connection with a leveraged buyout transaction completed in January 1989. As of September 29, 1996, the Lee Fund and certain affiliates of the Lee Company owned 2,758,902 shares (or 58.3%) of the outstanding Common Stock. After the sale of such shares, the Lee Fund and such affiliates of the Lee Company will not own any shares of Common Stock. See "Principal and Selling Stockholders."

     The original predecessor of the Company was founded in 1924. The Company's principal executive offices are located at Route 57, Stanleytown, Virginia 24168 and its telephone number is (540) 627-2000.

                                  THE OFFERING

Common Stock Offered by Selling Stockholders................   2,400,000 shares(1)
Total Shares Outstanding....................................   4,729,042 shares of Common
                                                               Stock, including the 2,400,000
                                                               shares offered hereby(2)(3)
Nasdaq National Market Symbol...............................   STLY

---------------
(1) Does not include 358,902 shares subject to the Underwriters' over-allotment option. See "Underwriting."

(2) Does not take into account the repurchase of shares of Common Stock by the Company in the event the over-allotment option is not fully exercised by the Underwriters. See "Capitalization" and "Principal and Selling Stockholders."

(3) Does not include an aggregate of 742,388 shares of Common Stock reserved for issuance pursuant to the Company's 1992 and 1994 Stock Option Plans and the Executive Loan Plan.

                             SUMMARY FINANCIAL DATA

     The following summary historical and pro forma financial information was derived from, and should be read in conjunction with, the Company's financial statements included elsewhere in this Prospectus. See also "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Capitalization" for further information regarding the pro forma effects on the Company's financial statements if the Underwriters' over-allotment option is not exercised in full.

                                                                                              (UNAUDITED)
                                                                                           NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,         ---------------------------
                                                  --------------------------------    OCTOBER 1,    SEPTEMBER 29,
                                                    1993        1994        1995         1995           1996
                                                  --------    --------    --------    ----------    -------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
INCOME STATEMENT DATA:
Net sales......................................   $167,091    $184,342    $174,179     $127,858       $ 148,023
Gross profit(1)................................     37,155      35,889      36,558       26,246          34,634
Operating income...............................     11,179       9,406      10,240        6,980          12,661
Gain on insurance settlement(2)................      2,186       2,379          --           --              --
Income from continuing operations..............      5,280       5,116       3,889        2,511           5,901
Income from continuing operations before gain
  on insurance settlement, net of income
  taxes........................................      4,265       3,656       3,889        2,511           5,901
Income from continuing operations per common
  share before gain on insurance settlement,
  net of income taxes(3).......................   $    .90    $    .77    $    .82     $    .53       $    1.17
Weighted average common shares, fully
  diluted(3)...................................      4,725       4,725       4,727        4,728           5,052
OTHER DATA (UNAUDITED):
Operating income as a percentage of net
  sales(4).....................................        6.7%        5.1%        5.9%         5.5%            8.6%
Returns and allowances as a percentage of net
  sales........................................        1.3%        1.3%        1.4%         1.3%            1.4%
Finished goods inventory turns(5)..............        7.9x        6.6x        5.2x         5.0x            6.1x
Average days to ship an order(6)...............       23.7        18.1        13.7         13.4            16.7
EBITDA(7)......................................   $ 14,641    $ 13,383    $ 14,726     $ 10,203       $  16,041

                                                                                            (UNAUDITED)
                                                                                           SEPTEMBER 29,
                                                                                               1996
                                                                                           -------------
BALANCE SHEET DATA:
Cash....................................................................................     $   3,705
Inventories.............................................................................        38,805
Working capital.........................................................................        46,821
Total assets............................................................................       141,632
Long-term debt including current maturities.............................................        39,503
Common stockholders' equity.............................................................        60,910

(1) In 1993, the Company recorded $5.0 million of business interruption insurance replacing the gross profit on lost sales due to the fire which occurred in February 1993 at its Stanleytown, Virginia facility. See Note 8 of the Notes to Financial Statements.

(2) In 1993, a $2.2 million pretax gain was recorded since proceeds exceeded the book value of leasehold improvements and equipment destroyed in the fire. Also in 1994, the Company recorded a pretax gain of $2.4 million as part of the final insurance settlement. See Note 8 of the Notes to Financial Statements.

(3) In July 1993, the Company completed a public offering of 1,725,000 shares of common stock at $8.50 per share. The net proceeds of $13.1 million were used to reduce debt. Per share data for 1993 is presented on a pro forma basis, assuming the 1993 public offering took place on January 1, 1993. Primary per share information is the same for all periods presented except for the nine months ended September 29, 1996. For this period, primary weighted average common shares were 4,848,000 and primary income from continuing operations per common share before gain on insurance settlement, net of income taxes was $1.22.

(4) The increase in operating income as a percentage of net sales for 1993 was due principally to the recognition of $5.0 million of business interruption insurance without the related sales revenue.

(5) Based on consistent Company practice of averaging monthly inventory balances and annualizing shipments for the periods shown.

(6) Based upon calendar days, with no weighting of orders based on dollar value, since average days to ship an order is a service measurement. Orders are excluded from this measurement if a customer requests a delay or if the customer's credit status will not permit shipment, and for new product introductions for the first six months of their life cycle. The Company began tracking this data in 1993 and this information is not available for 1991 and 1992.

(7) EBITDA is defined as income from continuing operations before interest, taxes, depreciation, and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation, or as an alternative to net income as an indicator of the Company's operating performance, or as an alternative to the Company's cash flow from operating activities as a measure of liquidity. EBITDA amounts do not include gain on insurance settlement for 1993 and 1994.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, and the documents incorporated by reference herein, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

CYCLICAL NATURE OF THE FURNITURE INDUSTRY

     The furniture industry has historically been cyclical, fluctuating with economic cycles. During economic downturns the furniture industry tends to experience longer periods of recession and greater declines than the general economy. The Company believes that the industry is significantly influenced by economic conditions generally and particularly by consumer behavior and confidence, the level of personal discretionary spending, housing activity, demographics, interest rates, and credit availability. These factors not only affect the ultimate consumer, but also impact furniture retailers, the industry's primary customers. There can be no assurance that a prolonged economic downturn would not have a material adverse effect on the Company.

COMPETITION

     The residential furniture market is highly competitive and includes a large number of manufacturers, both domestic and foreign, none of which dominates the market. Certain of the Company's competitors have greater sales volumes and greater financial resources than the Company. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. See "Business -- Competition."

FLUCTUATIONS IN PRICE OF RAW MATERIALS

     During the past several years, the furniture industry has experienced fluctuations in price for lumber, which is the most significant raw material used by the Company, although there has been a moderation in lumber price increases during 1995 and 1996. While the industry has historically increased prices to reflect increased raw materials costs, there can be no assurance that, if raw material prices increase, market and competitive pressures will permit the Company or its competitors to increase the prices for their products on a timely basis. There can be no assurance that the Company will continue to have available necessary raw materials at reasonable prices. See "Business -- Raw Materials."

DEPENDENCE ON KEY PERSONNEL

     The ability of the Company to achieve its goals will depend largely upon the management of the Company. Their experience with the Company and within the industry will continue to be of considerable importance to the Company. The loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company. See "Management."

GOVERNMENTAL REGULATIONS

     The Company is subject to federal, state, and local laws and regulations in the areas of safety, health, and environmental pollution controls. Compliance with these regulations has not in the past had any material adverse effect on the Company's earnings, capital expenditures, or competitive position. If the Company fails to comply with such regulations, the Company could be subject to liability ranging from monetary damages to injunctive action, which could adversely affect the Company. Future changes to such regulations could also have a material adverse effect on the Company.

     Regulations issued in December 1995 under the Clean Air Act Amendments of 1990 may require the Company to reformulate certain furniture finishes or institute process changes to reduce emissions of hazardous volatile organic compounds. The furniture industry and its suppliers are attempting to develop water-based and other forms of compliant finishing materials to replace commonly-used organic-based finishes that are a major source of regulated emissions. The Company cannot at this time estimate the impact of these new standards on the Company's operations and future capital expenditure requirements, or the cost of compliance. See "Business -- Environmental Regulation."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws provide for "blank check" preferred stock, a classified board of directors, and applicability to the Company of Section 203 of the Delaware General Corporation Law. These provisions could discourage or make more difficult a merger, tender offer or proxy contest, even if such events could be beneficial to the interests of stockholders, and could potentially depress the market price of Common Stock. In addition, Delaware law permits other such provisions, including stockholder rights plans, which the Company would generally be able to implement at any time without stockholder approval. See "Description of Capital Stock -- Certain Provisions of Certificate of Incorporation and Bylaws."

                                USE OF PROCEEDS

     The Common Stock offered hereby is being sold by the Selling Stockholders, and the Company will not receive any of the proceeds from such sale.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on Nasdaq under the symbol "STLY." The table below sets forth the high and low sales prices per share as reported on Nasdaq.

                                                                               HIGH    LOW
                                                                               ----    ---
    FISCAL 1996
    First Quarter...........................................................   $10  3/4 $ 8
    Second Quarter..........................................................    12  1/8  10
    Third Quarter...........................................................    17  1/2  10 1/4
    Fourth Quarter (through October 14, 1996)...............................    19  1/2  16 7/8
    FISCAL 1995
    First Quarter...........................................................     9  1/2   7
    Second Quarter..........................................................     8  3/8   7
    Third Quarter...........................................................     8  3/4   7
    Fourth Quarter..........................................................     9       7 3/4
    FISCAL 1994
    First Quarter...........................................................    16      13
    Second Quarter..........................................................    15      11
    Third Quarter...........................................................    12  1/2   9
    Fourth Quarter..........................................................    10  3/4   9 3/4

     The quotations reflect interdealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions. As of September 29, 1996, there were approximately 1,500 beneficial holders of Common Stock.

                                DIVIDEND POLICY

     The Company currently retains all earnings to finance the growth and development of its business. However, the Company will continue to evaluate its dividend policy, and any future payments will depend upon the financial condition, capital requirements, and earnings of the Company, as well as other factors that the Board of Directors may deem relevant. The Company's ability to pay dividends with respect to the Common Stock is restricted, under certain covenants in loan agreements, to 50% of the Company's consolidated net earnings, adjusted for any net cash proceeds received by the Company from the sale of its stock and the amount of any payments for redemption, purchase or other acquisition of its capital stock (excluding purchases by the Company of not more than $10 million of Common Stock from the Selling Stockholders as described in "Principal and Selling Stockholders"), subsequent to January 1, 1994. As of September 29, 1996, $6,912,000 was available for payment of dividends under these restrictions.

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and capitalization of the Company as of September 29, 1996. This table should be read in conjunction with the Financial Statements including the Notes thereto and the Interim Financial Statements including the Notes thereto.

                                                                           SEPTEMBER 29, 1996
                                                                           ------------------
                                                                             (IN THOUSANDS)
    Current maturities of long-term debt................................        $    725
                                                                           ==============
    Long-term debt:
         7.28% senior notes due March 15, 2004..........................          30,000
         7.57% senior note due June 30, 2005............................           8,625
         Revolving credit facility(1)...................................              --
         7% convertible subordinated debentures due April 1, 2012.......             153
                                                                              ----------
              Total long-term debt......................................          38,778
                                                                              ----------
    Stockholders' equity(1)(2):
         Common stock, $.02 par value, 10,000,000 shares authorized,
          4,729,042 shares issued and outstanding.......................              94
         Capital in excess of par value.................................          64,571
         Deficit........................................................          (3,755)
                                                                              ----------
              Total stockholders' equity................................          60,910
                                                                              ----------
                   Total capitalization.................................        $ 99,688
                                                                           ==============

---------------
(1) If the Underwriters' over-allotment option from the Selling Stockholders is not exercised in full, the Company has agreed to acquire from the Selling Stockholders any shares of Common Stock not acquired at the price per share set forth on the cover page hereof, net of an amount equal to the underwriting discount that otherwise would have been paid in respect of such shares of Common Stock. See "Principal and Selling Stockholders." Assuming an offering price of $19.25 and an underwriting discount of 5.5%, and that the Underwriters' option is not exercised, the Company will acquire 358,902 shares of Common Stock from the Selling Stockholders for an aggregate consideration of $6,528,876, which the Company will fund from available cash and, if necessary, borrowings under its revolving credit facility. The following pro forma information assumes that the repurchase of Common Stock is financed entirely by borrowings under the revolving credit facility at an assumed interest rate of 7%. The pro forma effects on the Company's financial position assume that the stock was repurchased as of September 29, 1996. The pro forma effects on the Company's operating results for the year ended December 31, 1995 and the nine months ended September 29, 1996 assume that the stock was repurchased at the beginning of the respective twelve- and nine-month periods.

                                                                      AS REPORTED    PRO FORMA
                                                                      -----------    ---------
                                                                       (IN THOUSANDS, EXCEPT
                                                                          PER SHARE DATA)
    Financial position at September 29, 1996:
         Long-term debt including current maturities...............     $39,503       $46,032
         Stockholders' equity......................................      60,910        54,381
    Operating results, year ended December 31, 1995:
         Interest expense..........................................       3,534         3,991
         Net income................................................       3,889         3,608
         Income from continuing operations per common
           share -- primary........................................     $   .82       $   .83
         Income from continuing operations per common
           share -- fully diluted..................................     $   .82       $   .83
    Operating results, nine months ended September 29, 1996:
         Interest expense..........................................       2,569         2,912
         Net income................................................       6,147         5,937
         Income from continuing operations per common
           share -- primary........................................     $  1.22       $  1.27
         Income from continuing operations per common
           share -- fully diluted..................................     $  1.17       $  1.21

    The pro forma information does not include estimated expenses of the Offering of approximately $300,000 to be paid by the Company, which will be incurred in the fourth quarter of 1996.

(2) Does not include an aggregate of 742,388 shares reserved for issuance pursuant to the Company's 1992 and 1994 Stock Option Plans and the Executive Loan Plan.

                            SELECTED FINANCIAL DATA

     The following selected financial data for each of the five years in the period ended December 31, 1995 have been derived from the Company's audited financial statements. The selected financial data for the nine months ended September 29, 1996 and October 1, 1995 have been derived from the Company's unaudited interim financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and results of operations for such periods. The selected financial data should be read in conjunction with the accompanying financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. See "Capitalization" for further information regarding the pro forma effects on the Company's financial statements if the Underwriters' over-allotment option is not exercised in full.

                                                                                                (UNAUDITED)
                                                                                             NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                  --------------------------
                                  ----------------------------------------------------   OCTOBER 1,   SEPTEMBER 29,
                                    1991       1992       1993       1994       1995        1995          1996
                                  --------   --------   --------   --------   --------   ----------   -------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
INCOME STATEMENT DATA:
Net sales........................ $144,169   $166,501   $167,091   $184,342   $174,179    $127,858      $ 148,023
Cost of sales:
    From products sold...........  121,027    132,984    134,972    148,453    137,621     101,612        113,389
    Business interruption
      insurance(1)...............       --         --     (5,036)        --         --          --             --
                                  --------   --------   --------   --------   --------   ----------   -------------
         Gross profit............   23,142     33,517     37,155     35,889     36,558      26,246         34,634
Selling, general and
  administrative expenses........   22,877     25,117     25,976     26,483     26,454      19,402         21,973
Unusual items, net (2)...........       --         --         --         --       (136)       (136)            --
Restructuring charge
  (credit)(3)....................   14,051     (2,078)        --         --         --          --             --
                                  --------   --------   --------   --------   --------   ----------   -------------
Operating income (loss)..........  (13,786)    10,478     11,179      9,406     10,240       6,980         12,661
Other expense net................    1,252        686      1,346        444        433         306            485
Gain on insurance
  settlement(4)..................       --         --     (2,186)    (2,379)        --          --             --
Interest expense.................    8,581      7,058      3,048      2,969      3,534       2,622          2,569
                                  --------   --------   --------   --------   --------   ----------   -------------
    Income (loss) from continuing
      operations before income
      taxes......................  (23,619)     2,734      8,971      8,372      6,273       4,052          9,607
Income tax provision (benefit)...   (9,088)     1,053      3,691      3,256      2,384       1,541          3,706
                                  --------   --------   --------   --------   --------   ----------   -------------
    Income (loss) from continuing
      operations................. $(14,531)  $  1,681   $  5,280   $  5,116   $  3,889    $  2,511      $   5,901
                                  =========  =========  =========  =========  =========  =========    ============
Income from continuing operations
  per common share...............            $   0.56   $   1.39   $   1.08   $   0.82    $   0.53      $    1.17
                                             =========  =========  =========  =========  =========    ============
Weighted average number of
  shares, fully diluted(5)(6)....               2,996      3,792      4,725      4,727       4,728          5,052
                                             =========  =========  =========  =========  =========    ============
SUPPLEMENTARY INCOME PER COMMON
  SHARE DATA:
Income from continuing operations
  per common share:
  Before non-recurring gain(7)...            $   0.68   $   0.90   $   0.77   $   0.82    $   0.53      $    1.17
  Non-recurring gain on
    insurance....................                  --       0.29       0.31         --          --             --
                                             --------   --------   --------   --------   ----------   -------------
    As reported..................            $   0.68   $   1.19   $   1.08   $   0.82    $   0.53      $    1.17
                                             =========  =========  =========  =========  =========    ============
Weighted average number of
  shares, fully diluted(8).......               4,725      4,725      4,727      4,727       4,728          5,052
                                             =========  =========  =========  =========  =========    ============
OTHER DATA (UNAUDITED):
Operating income as a percentage
  of net sales before
  restructuring charge
  (credit)(9)....................      0.2%       5.0%       6.7%       5.1%       5.9%        5.5%           8.6%
Returns and allowances as a
  percentage of net sales........      1.4%       1.2%       1.3%       1.3%       1.4%        1.3%           1.4%
Finished goods inventory
  turns(10)......................      4.8x       7.1x       7.9x       6.6x       5.2x        5.0x           6.1x
Average days to ship an
  order(11)......................      N/A        N/A       23.7       18.1       13.7        13.4           16.7
EBITDA(12)....................... $  4,098   $ 11,823   $ 14,641   $ 13,383   $ 14,726    $ 10,203      $  16,041

                                                                                                (UNAUDITED)
                                                    AT DECEMBER 31,                      --------------------------
                                  ----------------------------------------------------   OCTOBER 1,   SEPTEMBER 29,
                                    1991       1992       1993       1994       1995        1995          1996
                                  --------   --------   --------   --------   --------   ----------   -------------
BALANCE SHEET DATA:
Cash............................. $    288   $    649   $    200   $    301   $    298    $    273      $   3,705
Inventories......................   34,355     33,343     37,684     39,905     40,167      41,683         38,805
Working Capital..................   25,396     34,650     40,833     42,912     42,422      46,435         46,821
Total assets.....................  113,724    114,302    124,859    124,519    134,551     137,302        141,632
Long-term debt including current
  maturities.....................   42,021     48,582     32,647     33,395    41, 067      46,284         39,503
Subordinated notes payable to
  majority stockholder(5)........   20,000         --         --         --         --          --             --
Mandatorily redeemable preferred
  stock(5).......................   12,662         --         --         --         --          --             --
Preferred stock(5)...............   15,023         --         --         --         --          --             --
Common stockholders'
  equity(5)(6)(13)...............  (18,748)    29,959     47,204     50,830     54,739      53,314         60,910

---------------
 (1) In 1993, the Company recorded $5.0 million of business interruption insurance replacing the gross profit on lost sales due to the fire which occurred in February 1993 at its Stanleytown, Virginia facility. See Note 8 of the Notes to Financial Statements.

 (2) In 1995, the Company recognized a pretax credit of $1.1 million after it was released from a lease obligation at its previously closed Waynesboro, Virginia manufacturing facility. Also included is a pretax charge for a severance accrual. See Note 4 of the Notes to Financial Statements.

 (3) In 1991, the Company recorded pretax charges of $14.1 million in anticipation of the closing of the Waynesboro, Virginia facility to eliminate excess capacity and the transfer of certain product lines to other manufacturing facilities. Operating income for 1992 includes a restructuring credit of $2.1 million from lower than anticipated costs of closing the Waynesboro facility.

 (4) In 1993, a $2.2 million pretax gain was recorded since proceeds exceeded the book value of leasehold improvements and equipment destroyed in the fire. Also, in 1994, the Company recorded a pretax gain of $2.4 million as part of the final insurance settlement. See Note 8 of the Notes to Financial Statements.

 (5) In 1992, the Company completed a financial restructuring which resulted in the exchange of certain long-term debt and preferred stock for common stock.

 (6) In July 1993, the Company completed a public offering of 1,725,000 shares of common stock at $8.50 per share. The net proceeds of $13.1 million were used to reduce debt. Primary per share information is the same for all periods presented except for the nine months ended September 29, 1996. For this period, primary weighted average common shares were 4,848,000 and primary income from continuing operations per common share before gain on insurance settlement, net of income taxes was $1.22.

 (7) Income from continuing operations before insurance related gains was $4.3 million in 1993 and $3.7 million in 1994.

 (8) The 1992 and 1993 periods include the effect of pro forma adjustments for the July 1993 public offering of 1,725,000 shares of Common Stock, assuming the 1993 public offering occurred at the beginning of each year.

 (9) The increase in operating income as a percentage of net sales for 1993 was due principally to the recognition of $5.0 million of business interruption insurance without the related sales revenue.

(10) Based on consistent Company practice of averaging monthly inventory balances and annualizing shipments for the periods shown.

(11) Based upon calendar days, with no weighting of orders based on dollar value, since average days to ship an order is a service measurement. Orders are excluded from this measurement if a customer requests a delay or if the customer's credit status will not permit shipment, and for new product introductions for the first six months of their life cycle. The Company began tracking this data in 1993 and this information is not available for 1991 and 1992.

(12) EBITDA is defined as income from continuing operations before interest, taxes, depreciation, and amortization. The Company believes that EBITDA provides useful information regarding a company's financial performance. EBITDA should not be considered in isolation, or as an alternative to net income as an indicator of the Company's operating performance, or as an alternative to the Company's cash flow from operating activities as a measure of liquidity. EBITDA amounts do not include gain on insurance settlement for 1993 and 1994 nor do they include restructuring charges or credits for 1991 and 1992.

(13) No dividends have been paid on the Common Stock during any of the years presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements and Notes thereto contained elsewhere herein.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to net sales of certain items included in the Statements of Income:

                                                FOR THE YEARS ENDED             NINE MONTHS ENDED
                                                   DECEMBER 31,            ----------------------------
                                             -------------------------     OCTOBER 1,     SEPTEMBER 29,
                                             1993      1994      1995         1995            1996
                                             -----     -----     -----     ----------     -------------
Net sales..................................  100.0%    100.0%    100.0%       100.0%          100.0%
Cost of sales:
  From products sold.......................   80.8      80.5      79.0         79.5            76.6
  Income from business interruption
     insurance.............................   (3.0)       --        --           --              --
                                             -----     -----     -----     ----------        ------
     Gross profit..........................   22.2      19.5      21.0         20.5            23.4
Selling, general and administrative
  expenses.................................   15.6      14.4      15.2         15.2            14.8
Unusual items, net.........................     --        --      (0.1)        (0.1)             --
                                             -----     -----     -----     ----------        ------
  Operating income.........................    6.7       5.1       5.9          5.5             8.6
Other expenses, net........................    0.8       0.2       0.2          0.2             0.3
Gain on insurance settlement...............   (1.3)     (1.3)       --           --              --
Interest expense...........................    1.8       1.6       2.0          2.1             1.7
                                             -----     -----     -----     ----------        ------
Income from continuing operations before
  income taxes.............................    5.4       4.5       3.6          3.2             6.5
Income taxes...............................    2.2       1.8       1.4          1.2             2.5
                                             -----     -----     -----     ----------        ------
Income from continuing operations..........    3.2%      2.8%      2.2%         2.0%            4.0%
                                             =====     =====     =====      =======       ==========

 Three and Nine Months Ended September 29, 1996 Compared to Three and
  Nine Months Ended October 1, 1995

     Net sales increased $7.8 million, or 17.5%, for the three-month period ended September 29, 1996 from the comparable 1995 period. For the nine-month period, net sales increased $20.2 million, or 15.8%, from the comparable 1995 period. The increases were due principally to higher unit volume and to a lesser extent higher average selling prices.

     Gross profit margin for the three- and nine-month periods of 1996 increased to 24.3% and 23.4%, respectively, from 20.3% and 20.5% for the comparable 1995 periods. The higher gross profit margin was due primarily to stabilizing raw material costs, improved operating efficiencies, and the leveraging of fixed costs due to increased production levels.

     Selling, general and administrative expenses increased for the 1996 periods due to (i) higher selling cost resulting from increased sales and increased merchandising expenses, (ii) increased compensation expense pursuant to the Company's incentive compensation plan for key employees, and (iii) increased provision for bad debts. For the three-month period, these expenses as a percentage of net sales increased to 14.5% from 14.2% for the comparable 1995 period. For the nine-month period, these expenses as a percentage of net sales decreased to 14.8% from 15.2% for the comparable 1995 period, due principally to higher net sales.

     During the second quarter of 1995, the Company recognized an unusual item consisting of the net effect of (i) an accrual reversal as a result of being released from a lease obligation at its previously closed Waynesboro, Virginia facility and (ii) a charge for severance resulting from the resignation of the Company's former chief operating officer.

     As a result of the above, operating income for the three- and nine-month periods of 1996 increased to $5.2 million, or 9.8% of net sales, and $12.7 million, or 8.6% of net sales, respectively, from $2.7 million, or 6.1% of net sales, and $7.0 million, or 5.5% of net sales, for the comparable 1995 periods.

     Interest expense for both the three- and nine-month periods of 1996 decreased due to lower debt levels.


     The Company's effective income tax rate was 38.6% and 38.0% for the nine-month periods of 1996 and 1995, respectively.


  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales decreased $10.2 million, or 5.5%, from 1994 levels due principally to lower unit volume, partially offset by the additional volume from the upholstered products and higher average selling prices.

     Gross profit margin increased to 21.0% in 1995 from 19.5% in 1994. The higher gross profit margin was due principally to increased prices, a moderation in lumber cost increases, a more favorable product mix and the favorable impact from the purchase of the previously leased manufacturing facilities discussed in
Note 2 of the Notes to Financial Statements. The increase in gross profit was slightly offset by an increased overhead absorption rate resulting from lower output levels in 1995.

     Selling, general and administrative expenses were approximately the same for both years. However, as a percentage of net sales, these expenses increased to 15.2% in 1995 from 14.4% in 1994. The higher percentage was due principally to lower net sales and increased selling cost associated with new products.

     During the second quarter of 1995, the Company recognized an unusual item consisting of the net effect of (i) an accrual reversal as a result of being released from a lease obligation at its previously closed Waynesboro, Virginia facility and (ii) a charge for severance resulting from the resignation of the Company's former chief operating officer.

     As a result of the above, operating income increased to $10.2 million, or 5.9% of net sales, in 1995 from $9.4 million, or 5.1% of net sales, in 1994. The Company estimates that upholstery operations reduced operating income by approximately $1.0 million for both 1995 and 1994.

     Interest expense for 1995 increased due principally to higher debt levels, resulting from the purchase of two previously leased manufacturing facilities in June 1995 and also due to slightly higher interest rates.

     The Company's effective tax rate in 1995 decreased to 38.0% from 38.9% in 1994. The lower tax rate in 1995 is principally due to an increase in non-taxable income and increased benefits from export sales.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net sales increased $17.3 million, or 10.3%, from 1993 levels due principally to higher average selling prices and higher unit volume. Lower unit volume in the 1993 period was due principally to the disruption in production caused by the 1993 fire at the Stanleytown, Virginia facility.

     Gross profit margin decreased to 19.5% in 1994 from 22.2% in 1993. The higher gross profit percentage for 1993 was due principally to the recognition of $5.0 million of business interruption insurance without the related sales revenue. This $5.0 million represented the estimated settlement proceeds for gross profits lost and other direct costs related to lost sales from the Stanleytown fire.

     Selling, general and administrative expenses as a percentage of net sales were 14.4% and 15.5% for 1994 and 1993, respectively. The lower percentage was due principally to an increase in net sales and containment of cost.

     As a result of the above, operating income for 1994 decreased to $9.4 million, or 5.1% of net sales, from $11.2 million, or 6.7% of net sales, in 1993. Operating income was reduced by upholstery startup costs of approximately $1.0 million in 1994.

     In 1994, the Company reached a final insurance settlement on the 1993 fire and recorded a pretax gain of $2.4 million.

     Interest expense approximated the 1993 period due principally to lower average debt levels, which was offset by higher interest rates.

     The Company's effective income tax rate decreased to 38.9% in 1994 from 41.1% in 1993. The higher 1993 rate was due principally to the effect of the 1% federal statutory rate increase on the prior years' deferred tax balances.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

     During August 1995, the Company amended its $25.0 million revolving credit facility which extended its maturity date to August 1998. The interest rate under the facility was reduced to prime (8.25% on September 29, 1996) or, at the Company's option, equal to reserve adjusted LIBOR plus 1.0% per annum. In June 1995, the Company issued a $10.0 million 7.57% senior note due 2005 in a private placement of debt, and the proceeds were used to purchase two previously leased manufacturing facilities. In February 1994, the Company completed the private placement of $30.0 million of 7.28% senior notes due 2004. The proceeds from the senior notes were used to repay an existing term note and a portion of the revolving credit facility.

     At September 29, 1996, long-term debt was $38.8 million, and approximately $23.0 million of additional borrowing capacity was available under the revolving credit facility. Annual debt service requirements are $878,000 in 1997, $5.1 million in both 1998 and 1999 and $5.2 million in both 2000 and 2001. The Company expects capital expenditures for the next twelve months to range from $4 million to $5 million. The Company believes that its financial resources are adequate to support its capital needs and debt service requirements.

OPERATING CASH FLOWS

     The Company generated cash from operations of $7.4 million in the 1996 nine-month period principally as a result of higher sales. The Company used $4.0 million of the cash generated in the 1996 nine-month period primarily to fund capital expenditures and reduce borrowings. Cash provided from the Company's operations during the 1995 nine-month period was used substantially to fund its operating activities for that period. For the 1995 nine-month period, compared to the prior year period, cash was required for higher interest payments offset by lower tax payments and less cash paid to suppliers and employees due to reduced inventory levels.


     During 1995, cash generated from operations of $6.6 million was used to reduce borrowings under the revolving credit facility and to fund capital expenditures in the normal course of business. The increase in cash generated from operations was due principally to lower tax payments of $1.0 million in 1995 compared to $4.5 million in 1994. Tax payments were higher in 1994 principally due to the timing of installment payments for 1993, resulting from the utilization of net operating losses carried forward from 1992. Also, refunds attributed to 1994 reduced tax payments for 1995. Cash generated from operations also increased as a result of less cash paid to suppliers and employees due to reduced production levels. During 1994, cash provided by operations of $4.1 million and net borrowings of $1.2 million were used to fund capital expenditures. Cash generated from operations in 1993 of $6.5 million was used to fund capital expenditures and to reduce borrowings under the senior credit facility.


     Operating cash flows in both 1994 and 1993 include proceeds of $4.6 and $23.2 million, respectively, received from insurance in connection with the fire that occurred in February 1993 at the Company's Stanleytown, Virginia facility. Cash paid to suppliers in 1994 and 1993 included costs of $2.7 million and $25.2 million, respectively, incurred in connection with the fire. Excluding the effect of the fire, cash was required in the 1994 period to support higher accounts receivable requirements reflecting higher sales levels, higher payments to suppliers and employees as a result of higher production levels and higher tax payments as discussed above. These higher payments in the 1994 period were partially offset by lower interest payments due principally to lower debt levels. Excluding the cash flow impact from the fire, cash provided by operating activities improved $12.1 million in 1993 principally from higher customer receipts, lower payments for the restructuring program instituted and accrued for in 1991, and lower interest payments.

INVESTING ACTIVITIES

     Net cash used by investing activities was $2.9 million in the 1996 nine-month period compared to $13.3 million in the 1995 nine-month period. In the 1995 nine-month period, proceeds from the issuance of senior notes and additional borrowings from the revolving credit facility were used to purchase two previously leased plant facilities for $10.5 million. The 1996 expenditures and the remaining expenditures for 1995 were primarily for plant and equipment and other assets in the normal course of business.

     Net cash used by investing activities was $14.7 million in 1995 compared to $5.2 million and $4.3 million in 1994 and 1993, respectively. As noted above, proceeds of $10.0 million from the senior note and additional borrowings from the revolving credit facility were used to purchase $10.5 million of previously leased manufacturing facilities. Expenditures in the 1994 period include the purchase of equipment and other capital expenditures for the new upholstery operation of approximately $727,000. Except for fire related expenditures in 1993, which were reimbursed by insurance, and the manufacturing facilities purchased in 1995, expenditures in each year were primarily for plant and equipment, and other assets in the normal course of business.

FINANCING ACTIVITIES

     Net cash used by financing activities was $1.1 million in the 1996 nine-month period compared to cash provided by financing activities of $13.3 million in the 1995 nine-month period. The 1995 borrowings provided cash for the purchase of the two previously leased plant facilities and other capital expenditures.

     Net cash provided by financing activities was $8.1 million in 1995 compared to net cash provided by financing activities of $1.2 million in 1994 and cash used by financing activities of $2.7 million in 1993. Cash provided by financing activities in the 1994 period was used to fund capital expenditures. In 1993, cash provided by the public offering ($13.1 million) and from operations enabled the Company to redeem $3.1 million of outstanding senior subordinated debentures and to reduce borrowings under the senior credit facility by $12.8 million.

DISCONTINUED OPERATIONS

     Beginning in 1991, the Norman's of Salisbury fabric division ("Norman's") was reflected as a discontinued operation. In 1994, the Company ceased operations at Norman's and liquidated the division resulting in a $2.8 million ($4.5 million pretax) additional loss provision. On July 1, 1996, the Company was released from a lease obligation resulting from the purchase and concurrent resale of certain facilities at its former Norman's division. This obligation was accrued as part of the 1994 charge to discontinued operations. Accordingly, in the third quarter, the Company recorded an after tax gain of $246,000, or $.05 per share, as a partial reversal of this accrual.

NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires a fair value based method of accounting for stock based compensation, and provides an option to the Company either to recognize compensation expense for employee stock based compensation or to provide pro forma earnings information as if such compensation cost had been recognized. The Company has not determined which election it will make under SFAS 123, nor the various assumptions that will be used in the fair value calculations. Under either method the effect on net income for the nine-month period ended September 29, 1996 is not material, since options to purchase only 7,500 shares were granted during the period.

                                    BUSINESS

GENERAL

     The Company is a leading designer and manufacturer of residential furniture exclusively targeted at the upper-medium price range. The Company offers diversified product lines across all major style and product categories within this price range. Its product depth and extensive style selections make the Company a complete furniture resource for retailers in its price range and allow the Company to respond more quickly to shifting consumer preferences. The Company has established a broad distribution network in the United States that includes independent furniture stores, department stores, and national and regional furniture chains. To produce its products and support its broad distribution network, the Company has developed efficient and flexible manufacturing processes that it believes are unique in the furniture industry. The Company emphasizes continuous improvement in its manufacturing processes to enable it to continue providing competitive advantages to its customers, such as quick delivery, reduced inventory investment, high quality, and value.

     The furniture industry, which includes more than 600 furniture manufacturers, serves a large consumer market in the U.S. with $19 billion in total shipments in 1995, according to the American Furniture Manufacturers Association. The Company is the fifteenth largest furniture manufacturer in North America based on 1995 sales, according to Furniture/Today, a trade publication. The Company believes that current demographic trends are favorable for continued growth in the upper-medium price range. During the 1990s, the aging of the U.S. "baby boom" generation is projected to result in an increase of approximately 30% in households headed by people aged 35-54. Additionally, children of the "baby boom" generation are expected to contribute to growth in sales of youth furniture. Management expects that the Company will benefit from these trends and the tendency of older, more affluent consumers to focus the majority of their furniture expenditures on products in the medium to high price ranges.

BUSINESS STRATEGY AND COMPETITIVE ADVANTAGES

     The Company's goal is to offer the best products and value in the upper-medium price range, and its business strategy is designed to provide superior quality, responsive customer service, and quick delivery. The Company believes its business strategy gives it and its customers competitive advantages. The key elements of the Company's business strategy include:

     DIVERSIFIED PRODUCT LINES. The Company's product lines cover all major design categories and include bedroom, dining room, youth (Young America(TM)), living room tables, entertainment centers, home office (The Office(TM)), and upholstery. The Company believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences and provides retailers a complete furniture resource in the upper-medium price range. The Company has recently expanded its styles in youth and home office furniture to respond to growing consumer demand for these products. The Company intends to continue expanding its product styles with particular emphasis on upholstery, home office, and entertainment centers. The Company believes that its products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products. To emphasize this comparison the Company uses the marketing theme, "We Just Look Expensive."

     BROAD DISTRIBUTION NETWORK. The Company has developed a diverse and extensive customer base that provides the Company with access to a variety of markets and flexibility to adapt to market changes. The Company believes this broad distribution network reduces its exposure to regional recessions. The Company sells its furniture domestically through approximately 60 independent sales representatives to independent furniture retailers and national and regional chain stores. Representative customers include Sears, J.C. Penney, Homestead House, Huffman Koos, Robb & Stucky, Nebraska Furniture Mart, Furnitureland South, and Haverty's. In addition, the Company has recently increased its emphasis on international distribution. Approximately 7% of the Company's sales in 1995 and during the first nine months of 1996 were to international customers. The Company has sold to over 3,600 customers during the past twelve months, and no single customer accounted for more than ten percent of sales. The Company intends to continue to pursue all channels of distribution compatible with its products and price range with particular emphasis on national and regional chains and international outlets.

     EFFICIENT MANUFACTURING OPERATIONS. The Company's operating strategy is to continuously improve customer responsiveness, quality, and operating efficiency. The Company's manufacturing processes, which support its product and distribution strategy, focus on quick delivery while minimizing inventory levels and improving quality by producing smaller, more frequent, and cost-effective production runs. As a result, the Company shipped customer orders within 13.7 days on average during 1995 and 16.7 days in the first nine months of 1996, with average finished goods inventory turns of 5.2 and 6.1 times, respectively. The Company believes its ability to deliver its products within these time frames, while maintaining a high level of inventory turnover, is superior to that of its competitors. In addition, the Company believes its quality performance consistently outperforms the industry when measured by returns and allowances as reported by the American Furniture Manufacturers Association. Customer returns and allowances were 1.4% of net sales in 1995 compared to the industry average of 2.7%. Consistent with the Company's philosophy of providing its customers with a competitive advantage, the Company's quick delivery reduces its customers' inventory investment and price markdowns, and the high quality of the Company's products minimizes its customers' redelivery costs.

PRODUCTS AND STYLES

     The Company's diverse product lines and styles provide retailers a complete furniture resource for the purchase of upper-medium priced furniture and enables the Company to respond quickly to changing consumer preferences.

     The Company provides wood products in a variety of woods, veneers, and finishes. The number of styles by product line currently marketed by the Company is set forth in the following table:

                                                                            NUMBER OF STYLES
                                                                            ----------------
    Bedroom..............................................................          30
    Dining room..........................................................          28
    Youth bedroom (Young America(TM))....................................          19
    Occasional:
         Living room tables..............................................          28
         Entertainment centers...........................................          18
         Home office (The Office(TM))....................................           8

     These product lines cover all major design categories including European traditional, contemporary/ transitional, Mission/Shaker, 18th Century, and country/nostalgia designs.

     The Company introduced upholstered furniture products in the fall of 1994, allowing the Company to expand its product offerings in the upper-medium price range. The Company's entry into the upholstery business takes advantage of its existing distribution network without making a significant capital investment. The Company's upholstered products consist mainly of stationary sofas, sleepers, love seats, and chairs. In 1995, the Company expanded its upholstered products and currently offers a variety of frames and approximately 450 fabric selections.

     The Company designs and develops new product styles each year to replace discontinued items or styles and, if desired, expand product lines. The Company's product design process begins with marketing personnel identifying customer needs and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by Company designers, from which prototype furniture pieces are built. The Company's engineering department then prepares the prototype for actual full-scale production. The Company consults with its marketing personnel, sales representatives, and, selected customers throughout this process and strives to introduce its new product styles at the fall and spring international furniture markets.

DISTRIBUTION

     The Company has developed a varied and extensive customer base that provides it with access to a variety of markets and the flexibility to adapt to market changes. The Company believes this broad network reduces its exposure to regional recessions. The Company sells its furniture domestically through approximately 60 independent sales representatives to independent furniture retailers and national and regional chain stores. In marketing its products to independent retailers, the Company utilizes a promotional incentive sales program, the "Stanley Preferred Retailer." There are more than 500 Stanley Preferred Retailers, which account for approximately half of the Company's sales. This program is designed to encourage independent retailers to commit retail floor space to the Company's products. The Stanley Preferred Retailer program is designed to be flexible and is adapted to the merchandising and marketing plans of retailers by accommodating geographic, style, and promotional preferences. To participate, a retailer must commit a specified amount of floor space to the Company's products and achieve specified sales volumes. In return the participating retailer receives product discounts during promotional periods and merchandising materials, among other incentives.

     The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, a nine-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. The Company maintains 60,000 square feet of showroom space at the High Point market. The Company utilizes this showroom space to introduce new products, increase sales of its existing products, and test ideas for future products.

     No single customer accounted for more than ten percent of the Company's sales in 1995. No material part of the Company's business is dependent upon a single customer, the loss of which would have a material effect on the business of the Company. The loss of several of the Company's major customers could have a material impact on the business of the Company.

MANUFACTURING

     The Company's manufacturing operations complement its product and distribution strategy by emphasizing continuous improvement in quality and customer responsiveness while reducing costs. The Company's manufacturing processes produce smaller, more frequent, and cost-effective runs. The Company focuses on identifying and eliminating manufacturing bottlenecks and waste, employing statistical process control and, in turn, adjusting manufacturing schedules on a daily basis, using cellular manufacturing in the production of components, and improving its relationships with suppliers by establishing primary supplier relationships. In addition, a key element of the Company's manufacturing processes is to involve all Company personnel, from hourly associates to management, in the improvement of the manufacturing processes by encouraging and responding to ideas to improve quality and to reduce manufacturing lead times.

     The Company operates five manufacturing facilities in North Carolina and Virginia consisting of an aggregate of more than three million square feet. The Company considers its present equipment to be generally modern, adequate, and well-maintained.

     The Company schedules production of its various styles based upon actual and anticipated orders. The Company's manufacturing processes enable it to fill orders through manufacturing rather than inventory. Since the Company ships customer orders on average in less than three weeks, management believes that the size of its backlog is not necessarily indicative of its long-term operations. The Company's backlog of unshipped orders was $22.9 million at September 29, 1996 compared to $15.5 million at October 1, 1995.

RAW MATERIALS

     The principal materials used by the Company in manufacturing its products include lumber, veneers, plywood, particle board, hardware, glue, finishing materials, glass products, laminates, fabrics, metals, frames, filling, and cushioning materials. The Company uses a variety of species of lumber, including cherry, oak, ash, poplar, pine, maple, and mahogany. The Company's five largest suppliers accounted for approximately 22% of its purchases in 1995. The Company believes that its sources of supply for these materials are adequate and that it is not dependent on any one supplier.

COMPETITION

     The Company is the fifteenth largest out of more than 600 furniture manufacturers in North America based on 1995 sales, according to Furniture/Today, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. The markets in which the Company competes include a large number of relatively small manufacturers; however, certain competitors of the Company have greater sales volumes and greater financial resources than the Company. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. The Company believes that its manufacturing processes, its long-standing customer relationships and customer responsiveness, its consistent support of existing diverse product lines that are high quality and good value, and its experienced management are competitive advantages.

ASSOCIATES

     At September 29, 1996, the Company employed approximately 2,700 associates. None of the Company's associates is represented by a labor union. The Company considers its relations with its associates to be good.

PATENTS AND TRADEMARKS

     The trade names of the Company represent many years of continued business, and the Company believes such names are well recognized and associated with quality in the furniture industry. The Company owns a number of patents, trademarks, and licenses, none of which is considered to be material to the Company.

GOVERNMENTAL REGULATIONS

     The Company is subject to federal, state, and local laws and regulations in the areas of safety, health, and environmental pollution controls. Compliance with these laws and regulations has not in the past had any material effect on the Company's earnings, capital expenditures, or competitive position; however, the effect of such compliance in the future cannot be predicted. Management believes that the Company is in material compliance with applicable federal, state, and local environmental regulations.

PROPERTIES

     Set forth below is certain information with respect to the Company's principal properties. The Company believes that all these properties are well-maintained and in good condition. The Company believes its manufacturing facilities are being efficiently utilized and that it could increase production at its facilities if required by customer demand. Each facility is focused on specific product lines to optimize efficiency. The Company estimates that its facilities are presently operating at approximately 85% of capacity, principally on a one-shift basis. All Company plants are equipped with automatic sprinkler systems and modern fire protection equipment, which management believes are adequate. All facilities set forth below are active and operational.

                                                      APPROXIMATE
                                                     FACILITY SIZE     OWNED OR
         LOCATION               PRIMARY USE          (SQUARE FEET)      LEASED
    ------------------    -----------------------    -------------     ---------
    Stanleytown, VA       Manufacturing                1,660,000       Owned(1)
                          Corporate Headquarters          61,000       Owned(1)
    West End, NC          Manufacturing                  470,000       Owned(1)
    West End, NC          Lumber Yard                                  Leased(2)
    Lexington, NC         Manufacturing                  635,000       Owned
    Robbinsville, NC      Manufacturing                  540,000       Owned

---------------
(1) These facilities were leased through June 1995 at which time the Company purchased these facilities. See Note 2 of the Notes to Financial Statements.

(2) Lease expires May 31, 2007.

     The Company also leases and maintains approximately 60,000 square feet (approximately 8,000 square feet is subleased) of showroom space in High Point, North Carolina and 7,000 square feet of showroom space in San Francisco, California.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's executive officers and directors, their ages and years with the Company as of September 29, 1996 are as follows:

                                                                                      YEARS WITH
                  NAME                 AGE                  POSITION                   COMPANY
    --------------------------------   ---    -------------------------------------   ----------
    Albert L. Prillaman.............    50    Chairman, President, Chief Executive    27
                                                Officer and Director
    C. William Cubberley, Jr........    56    Senior Vice President -- Sales and      11
                                                Marketing
    Bobby I. Hodges.................    59    Senior Vice                             29
                                              President -- Manufacturing
    Douglas I. Payne................    38    Vice President of Finance, Treasurer    13
                                                and Secretary
    William A. Sibbick..............    40    Vice President -- Product Development   7
                                                and Merchandising
    Joe G. Bost.....................    49    Vice President -- Upholstery            3
    C. Hunter Boll..................    41    Director                                8
    David V. Harkins................    55    Director                                8
    Edward J. Mack..................    80    Director                                7

     ALBERT L. PRILLAMAN has been a Director of the Company since March 1986, President and Chief Executive Officer of the Company since December 1985 and Chairman of the Board of Directors since September 1988, and his present term as a director will expire in 1997. Prior thereto, Mr. Prillaman had served as a Vice President of the Company and President of the Stanley Furniture division of the Company's predecessor since 1983, and in various executive and other capacities with the Stanley Furniture division of the predecessors of the Company since 1969. Mr. Prillaman is a director of Main Street Bank Group Incorporated.

     C. WILLIAM CUBBERLEY, JR. has been Senior Vice President -- Sales and Marketing of the Company since April 1995. He has been a Vice President of the Company since December 1990 and Senior Vice President -- Sales and Marketing of the Stanley Furniture division since October 1988. Mr. Cubberley was Senior Vice President -- Sales of the Stanley Furniture division from January 1986 to October 1988, when he became Senior Vice President -- Sales and Marketing of the Stanley Furniture division.

     BOBBY I. HODGES has been Senior Vice President -- Manufacturing of the Company since April 1995. He has been a Vice President since June 1993. He was Senior Vice President -- Manufacturing of the Stanley Furniture division from January 1986 until June 1993. He was Vice President -- Manufacturing of the Stanley Furniture division from December 1983 until January 1986. Prior to that time, Mr. Hodges was employed by the Company in various positions related to manufacturing management.

     DOUGLAS I. PAYNE has been Vice President of Finance and Treasurer of the Company since September 1993. He was Vice President -- Treasurer of the Company from December 1989 to September 1993. He was Treasurer of the Company from June 1986 to December 1989. He was Assistant Treasurer of the Company from August 1985 to June 1986. Mr. Payne has been Secretary of the Company since September 1988.

     WILLIAM A. SIBBICK has been Vice President -- Product Development and Merchandising since April 1995. He was Vice President -- Product Development from June 1993 until April 1995. He was Vice President -- Senior Product Manager of the Stanley Furniture division from January 1992 until June 1993. Prior to that time, he had been Vice President -- Product Manager since his employment in March 1989.

     JOE G. BOST has been Vice President -- Upholstery since April 1995. He was President of the Company's Norman's of Salisbury division since his employment in January 1993 until April 1995. Prior to joining the Company, Mr. Bost was Senior Vice -- President of Sales, Marketing, Administration and Manufacturing of Hickorycraft, Inc., a manufacturer of upholstery and occasional tables, a position he held since 1987.

     C. HUNTER BOLL has been a Director of the Company since September 1988, and his present term will expire in 1999. Mr. Boll is a Managing Director of the Lee Company, a sole proprietorship engaged in acquiring or making controlling investments in established operating companies. Mr. Boll is also Vice President of Thomas H. Lee Advisors I, Inc., a Massachusetts business trust ("THL Advisors I"), which is responsible for the identification of investments made by the Lee Fund. Mr. Boll is also a Vice President of T. H. Lee Mezzanine II ("Mezzanine II"), which is the general partner of Thomas H. Lee Advisors II, L.P., a Delaware limited partnership ("THL Advisors II"), which is responsible for the identification of investments made by the ML-Lee Acquisition Fund II, L.P. and the ML-Lee Acquisition Fund II (Retirement Accounts), L.P., both Delaware limited partnerships (together the "Lee Fund II"). THL Advisors I and THL Advisors II also perform managerial functions for the Lee Fund and Lee Fund II, respectively, of the type usually carried out by an investment advisor to a business development company. From 1984 to 1986, Mr. Boll was a consultant with The Boston Consulting Group, which renders general business consulting services. He is a director of Petco Holding Corp.

     DAVID V. HARKINS has been a Director of the Company since September 1988, and his present term will expire in 1997. He is a Senior Managing Director of the Lee Company. Mr. Harkins is also Senior Vice President and a Trustee of THL Advisors I. Mr. Harkins is also Senior Vice President of Mezzanine II. Mr. Harkins is chairman of National Dentex Corporation and also a director of First Alert, Inc. and HomeSide, Inc.

     EDWARD J. MACK has been a Director of the Company since January 17, 1989, and his present term will expire in 1998. From 1948 to 1981 Mr. Mack served in various capacities with Burlington Industries, Inc., including director and Executive Vice President with responsibility for Burlington's furniture operations. He has been an independent consultant, primarily with Burlington Industries, Inc., and President of Global Business Services, LTD, an international trading company for more than five years.

     Officers are elected to serve until the next annual meeting of the Board of Directors, until their successors have been elected and qualified, and serve at the pleasure of the Board of Directors, subject to any applicable employment agreements. Directors serve until their successors have been elected and qualified. Mr. Mack receives compensation for serving as a Director at the rate of $15,000 per year. Neither the Lee Company representatives nor the management Directors receive any separate compensation for serving in that capacity; however, after termination of the Management Agreement with the Lee Company upon sale of the shares of Common Stock offered hereby (See "Principal and Selling Stockholders"), Messrs. Boll and Harkins will each receive compensation for serving as a Director at the rate of $15,000 per year. Messrs. Boll and Harkins are expected to continue to serve as Directors of the Company until the 1997 annual meeting of shareholders of the Company. Before the 1997 annual meeting, the Company anticipates that the Board of Directors will be expanded to include additional non-management Directors. Persons affiliated with the Lee Company may continue to serve as Directors after the 1997 annual meeting.

     EMPLOYMENT AGREEMENTS. Mr. Prillaman has an employment agreement with the Company that provides that he has the duties of President, Chief Executive Officer and Chairman of the Board of Directors of the Company at a base salary of at least $275,000 per year, subject to annual upward adjustment by the Board. Mr. Prillaman is also entitled to a graduated bonus amount up to a maximum of 80% of his then current base salary, contingent upon the achievement of certain threshold profit objectives to be determined by the Board at the beginning of each fiscal year. The agreement is automatically extended for an additional one year term at the end of each year unless either party to the agreement gives notice on or before November 1 of any year that the agreement will not be extended. In the event of such notice, employment terminates as of December 31 of the year in which such notice is given and Mr. Prillaman is entitled to severance pay during the two years following termination in an amount equal to his base salary plus the average of bonuses paid for the three fiscal years preceding the year in which notice of termination is given. Mr. Prillaman is entitled to receive the total severance pay in a single payment in the event a change in control (as defined in the agreement) occurs. During the two years after such a change of control, Mr. Prillaman is entitled to terminate his employment with the Company and receive such severance pay in a single payment. The sale of the shares of Common Stock being offered hereby does not constitute a change of control under Mr. Prillaman's employment agreement. The agreement provides that Mr. Prillaman will not compete with the Company for two years after termination of the employment agreement, except that this non-competition covenant does not apply if (i) Mr. Prillaman terminates his employment within two years after a change of control or (ii) Mr. Prillaman voluntarily terminates his employment and the Company does not elect to pay severance to Mr. Prillaman.

     In addition, the Company has entered into an employment agreement with C. William Cubberley, Jr., Senior Vice President -- Sales and Marketing of the Company, on similar terms as those discussed above with respect to Mr. Prillaman, except that Mr. Cubberley serves as a Vice President, his base salary is at least $170,000, and he is entitled to receive a graduated bonus amount up to a maximum of 60% of his base salary in effect from time to time.

     In addition, the Company has entered into an employment agreement with Douglas I. Payne, Vice President of Finance, Treasurer and Secretary of the Company, on similar terms as those discussed above with respect to Mr. Prillaman, except that Mr. Payne serves as Vice President of Finance, Treasurer and Secretary, his base salary is at least $136,000, and he is entitled to receive a potential annual bonus of $50,000, subject to upward adjustment.

                       PRINCIPAL AND SELLING STOCKHOLDERS

INFORMATION REGARDING THE SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock as of September 29, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by the Selling Stockholders.


                                                                                          PERCENT OF CLASS
                                                                         NUMBER OF      --------------------
                                                        NUMBER OF         SHARES        PRIOR TO     AFTER
            NAME OF SELLING STOCKHOLDER                SHARES OWNED    TO BE SOLD(1)    OFFERING    OFFERING(1)
----------------------------------------------------   ------------    -------------    --------    --------
ML-Lee Acquisition Fund, L.P........................     2,675,552       2,675,552        56.6%         0%
ML-Lee Acquisition Fund II, L.P.....................        23,105          23,105          (2)         0
ML-Lee Acquisition Fund (Retirement Accounts) II,
  L.P...............................................        18,511          18,511          (2)         0
C. Hunter Boll(3)...................................           774             774          (2)         0
John W. Childs(3)...................................         1,936           1,936          (2)         0
David V. Harkins(3).................................         1,291           1,291          (2)         0
David V. Harkins C/F Jessica Harkins................         1,000           1,000          (2)         0
David V. Harkins C/F Jason Harkins..................         1,000           1,000          (2)         0
State Street Bank & Trust Trustee
  1989 Thomas H. Lee Nominee Trust..................        30,409          30,409          (2)         0
Glenn H. Hutchins(3)................................         1,291           1,291          (2)         0
Scott A. Schoen(3)..................................           774             774          (2)         0
Thomas R. Shepherd(3)...............................           645             645          (2)         0
Paxman & Co.........................................         1,614           1,614          (2)         0
Anthony J. DiNovi...................................         1,000           1,000          (2)         0


---------------
(1) Gives effect to the purchase of shares of Common Stock subject to the Underwriters' over-allotment option, either pursuant to such option or the Repurchase Agreement discussed below.

(2) Less than 1%.


(3) Does not include 774 shares in the case of Mr. Boll, 1,936 shares in the case of Mr. Childs, 1,290 shares in the case of Mr. Harkins, 1,291 shares in the case of Mr. Hutchins, 774 shares in the case of Mr. Schoen, and 645 shares in the case of Mr. Shepherd which these Selling Stockholders have the right to purchase from the 1989 Thomas H. Lee Nominee Trust (the "Trust").


     The Company has entered into a stock purchase agreement (the "Repurchase Agreement") with the Selling Stockholders to purchase from them any shares of Common Stock subject to the Underwriters' over-allotment option, in the event the Underwriters do not fully exercise such over-allotment option. In such event, the price to be paid by the Company to the Selling Stockholders in connection with any such repurchase will equal the price to the public net of an amount equal to the underwriting discount that otherwise would have been paid in respect of such shares. Any such repurchase would occur promptly following the expiration of the Underwriters' 30-day over-allotment option.

     The Company is a party to a Management Agreement, pursuant to which the Company's predecessors engaged the Lee Company for the purposes of providing them with substantial consulting services and management advisory services. This Management Agreement will terminate upon sale of the shares of Common Stock offered hereby. The services under this Management Agreement have been in the field of financial and strategic corporate planning and such other management areas as the parties mutually agree. These services have included advice concerning strategic corporate planning, potential acquisitions and financial planning. The term of this Management Agreement began on September 29, 1988 and would have expired on September 30, 1998. In consideration for the services provided by the Lee Company under the Management Agreement, the Company paid the Lee Company $250,000 annually. Management did not obtain bids from third parties for similar services before the Company entered into the Management Agreement.

     The Company, the Lee Fund, certain affiliates of the Lee Company and certain members of the Company's management are parties to a Registration Rights Agreement dated as of November 9, 1992. Pursuant to the terms of this agreement, the Company has agreed to pay all expenses in connection with the Offering and has agreed to indemnify the parties thereto against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 29, 1996, by each stockholder known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, by each director, by each of the named executive officers and by all directors and executive officers as a group:


                                                                                  PERCENT OF CLASS
                                                     AMOUNT AND NATURE       --------------------------
                       NAME                       OF BENEFICIAL OWNERSHIP    HISTORICAL    PRO FORMA(a)
    -------------------------------------------   -----------------------    ----------    ------------
    ML-Lee Acquisition Fund, L.P.(b)...........          2,675,552(c)           56.6%            --
    Brinson Partners, Inc.(d)..................            479,545(d)           10.1           11.0%
    Albert L. Prillaman(e).....................            220,810(f)            4.7            5.1
    Bobby I. Hodges(e).........................             33,257(g)             (h)            (h)
    C. William Cubberley, Jr.(e)...............             26,511(i)             (h)            (h)
    Douglas I. Payne(e)........................             13,939(j)             (h)            (h)
    William A. Sibbick(e)......................             10,003(l)             (h)            (h)
    David V. Harkins(k)........................              2,581(c)(m)          (h)            --
    C. Hunter Boll(k)..........................              1,548(c)(n)          (h)            --
    Edward J. Mack(e)..........................              4,162                (h)            (h)
    All directors and executive officers as a
      group (9 persons)........................            319,837(o)            6.8%           7.2%(p)


---------------
(a) Assumes the Underwriters' over-allotment is not exercised and the Company purchases all shares of Common Stock subject to the Underwriters' over-allotment option.

(b) The business address for such beneficial owner is c/o Merrill Lynch Investment Banking Group, World Financial Center, South Tower, New York, New York 10080-6123.


(c) In addition, the Lee Fund II owns an aggregate of 41,616 shares (.88%) of Common Stock. Each of THL Advisors I (with respect to the Lee Fund), THL Advisors II (with respect to the Lee Fund II), Thomas H. Lee, as Trustee of THL Advisors I and THL Advisors II and an individual general partner of the Lee Fund and the Lee Fund II, David V. Harkins, as Senior Vice President and Trustee of THL Advisors I and Senior Vice President of Mezzanine II, and C. Hunter Boll, as Vice President of THL Advisors I and Mezzanine II, may be deemed to be a beneficial owner of the 2,675,552 and 41,616 shares held by the Lee Fund and the Lee Fund II, respectively. Each of THL Advisors I, THL Advisors II, Mr. Lee, Mr. Harkins, and Mr. Boll disclaims beneficial ownership of such shares. A limited partnership controlled by Thomas H. Lee is also the sole beneficiary of the Trust, which holds 30,409 (.64%) shares of Common Stock.


(d) The information with respect to Brinson Partners, Inc. ("BPI") is based upon the Schedule 13G dated February 9, 1996 filed by BPI together with Brinson Trust Company ("BTC"), Brinson Holdings, Inc. ("BHI"), SBC Holding
     (USA), Inc. ("SBCUSA") and Swiss Bank Corporation ("SBC"). The Schedule 13G indicates that BPI, BHI, SBCUSA and SBC share voting and dispositive power with respect to the reported shares and that BTC, a wholly-owned subsidiary of BPI, shares voting and dispositive power with respect to 127,309 of such shares. BPI is a wholly-owned subsidiary of BHI. BHI is a wholly-owned subsidiary of SBCUSA, which is a wholly-owned subsidiary of SBC. The business principal address of BPI, BTC and BHI is 209 South LaSalle, Chicago, Illinois 60604. The principal business address of SBCUSA is 222 Broadway, New York, New York 10038. The principal business address of SBC is Aeschenplatz 6CH-4002, Basel, Switzerland.

(e) The business address for such persons is c/o Stanley Furniture Company, Inc., Route 57 West, Stanleytown, Virginia 24168.

(f) Includes 161,913 shares that could be acquired through exercise of stock options and pursuant to the Executive Loan Plan.

(g) Includes 22,046 shares that could be acquired through exercise of stock options.

(h)  Less than 1%.

(i) Includes 21,998 shares that could be acquired through exercise of stock options.

(j) Includes 13,074 shares that could be acquired through exercise of stock options.

(k) The business address for such persons is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

(l) Represents 10,003 shares that could be acquired through exercise of stock options.

(m) Includes 1,290 shares Mr. Harkins may receive in respect of shares of Common Stock he presently has a right to purchase from the Trust.

(n) Includes 774 shares Mr. Boll may receive in respect of shares of Common Stock he presently has a right to purchase from the Trust.

(o) Includes 234,660 shares that could be acquired through exercise of stock options and pursuant to the Executive Loan Plan and includes 1,400 held by a pension fund for the benefit of an executive officer, beneficial ownership of which is disclaimed by such officer.


(p) Reflects the sale of 2,581 and 1,548 shares of Common Stock by David V. Harkins and C. Hunter Boll, respectively, in connection with the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation, as amended, and Bylaws, copies of which have been filed with the Commission.

     The authorized capital stock of the Company consists of 10 million shares of Common Stock and one million shares of "blank check" preferred stock, $.01 par value (the "Blank Check Preferred Stock").

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding Blank Check Preferred Stock. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Blank Check Preferred Stock then outstanding, if any.

     The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

     The transfer agent and registrar for Common Stock is Continental Stock Transfer & Trust Company of New Jersey.

BLANK CHECK PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of one million shares of Blank Check Preferred Stock. The Board of Directors is authorized to issue Blank Check Preferred Stock in series and to fix the designation, powers, preferences, rights, limitations, and restrictions with respect to any series of such shares. Such Blank Check Preferred Stock may rank prior to Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into shares of Common Stock.

     The purpose of authorizing the Board of Directors to issue preferred stock is, in part, to eliminate delays associated with a stockholder vote in specific instances. The issuance of preferred stock, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding existing stock of the Company.

     The Company has no present plans to issue any shares of the Blank Check Preferred Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions with Anti-takeover Implications. A number of provisions of the Company's Certificate of Incorporation and Bylaws involve matters of corporate governance and the rights of stockholders. The Company's Certificate of Incorporation provides the Board of Directors the ability to issue shares of preferred stock and to set the voting rights, preferences, and other terms thereof. This ability afforded to the Board of Directors by the Certificate of Incorporation may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). The Board of Directors is divided into three classes, each as nearly equal in number as possible. A classified Board expands the time required to change the composition of a majority of directors and may tend to discourage any takeover bid for the Company. With a classified Board, two annual meetings normally will be required for holders of a majority of the Common Stock to change the composition of a majority of the Board of Directors, since only one-third of the Directors will be elected at each meeting. In addition, stockholders may remove members of the classified Board only for cause. Because of the additional time required to change the composition of the Board, classification of the Board also may make the removal of incumbent management more difficult.

     The foregoing provisions could discourage or make more difficult a merger, tender offer, or proxy contest involving the Company, even if such events could be beneficial to the interests of stockholders, and could potentially depress the market price of Common Stock. In addition, Delaware law permits other such provisions, including shareholder rights plans, which the Company would generally be able to implement at any time without stockholder approval.

     Indemnification. The Certificate of Incorporation of the Company provides that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

     Limitation of Liability. In addition, the Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. This provision does not affect the availability of equitable remedies or non-monetary relief, such as an injunction or recision for breach of the duty of care. In addition, the provision applies only to claims against the director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Furthermore, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors are not, however, liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

     Statutory Business Combination Provision. Section 203 of the Delaware General Corporation Law ("Section 203") provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's Board of Directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaws or charter amendment may not become effective until 12 months after the date it is adopted. Effective March 21, 1988, the Company excluded itself from the coverage of Section 203. Effective upon the consummation of the 1993 public offering, the Company elected to be subject to the coverage of Section 203.

     Nominations for Director. The Company's Bylaws provide that a stockholder entitled to vote in the election of directors may nominate one or more persons for election as a director only if advance written notice is given. Written notice of such stockholders' intent to make such nomination must be received by the Secretary of the Company or deposited in the U.S. mail, postage prepaid, to the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of a special meeting for the election of directors, at the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Any stockholder wishing to nominate one or more persons as director must submit the following information in writing: (i) the name and address of the stockholder who intends to make the nomination; (ii) a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which any nomination is to be made by the stockholder; (iv) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated by the Board of Directors; and (v) the consent of each proposed nominee to serve as a director of the Company if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

     By requiring advance notice of stockholder nominations, this Bylaw affords the Board of Directors the opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. The Bylaw does not give the Board of Directors any power to approve or disapprove a stockholder's nomination for election of directors. However, it may have the effect of precluding a contest for the election if its procedures are not followed, and therefore may discourage or deter a stockholder from conducting a solicitation of proxies to elect his own slate of directors.


     Special Meeting. The Company's Bylaws provide that a special meeting of stockholders may be called only by the President, the Board of Directors or upon written request of not less than 50% in interest of the stockholders entitled to vote thereat.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares that each has severally agreed to purchase from the Selling Stockholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                UNDERWRITERS                                NUMBER OF SHARES
    ---------------------------------------------------------------------   ----------------
    Dillon, Read & Co. Inc...............................................
    Raymond James & Associates, Inc......................................
    Wheat, First Securities, Inc.........................................

                                                                            ----------------
              Total......................................................       2,400,000
                                                                            =============

     The Managing Underwriters are Dillon, Read & Co. Inc., Raymond James & Associates, Inc. and Wheat, First Securities, Inc.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page
hereof, or at such price less a concession not to exceed $       per share on
sales to certain dealers. The Underwriters may allow, and such dealers may
reallow, a concession not to exceed $       per share on sales to other
Underwriters or to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares of Common Stock. After the initial offering of Common Stock, the public offering price, concession, and reallowance may be changed by the Managing Underwriters.

     The Selling Stockholders have granted to the Underwriters an option to purchase an aggregate of up to 358,902 additional shares of Common Stock on the same terms. If the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown on the above table bears to 2,400,000. The Underwriters may exercise such option on or before the thirtieth day from the date hereof solely for the purpose of covering over-allotments, if any, in connection with the Offering.

     The Company, its executive officers and directors, and the Selling Stockholders have agreed not to offer, pledge, sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or warrants or other rights to purchase Common Stock without the prior written consent of Dillon, Read & Co. Inc. for a period of 120 days after the date of this Prospectus, other than (i) in the case of the Selling Stockholders, shares sold to the Company pursuant to the Repurchase Agreement, (ii) in the case of the Company, stock options issued pursuant to the Company's stock option plans in existence on the date hereof or stock issued pursuant to the Company's Executive Loan Plan, and (iii) in the case of executive officers of the Company other than Albert Prillaman, shares of Common Stock sold solely in connection with cashless exercises of currently outstanding stock options held by such executive officers.

     In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified market makers on Nasdaq may engage in passive market making transactions in Common Stock on Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two-business-day period prior to the commencement of offers or sales of Common Stock in the Offering. Passive market making consists of, among other things, displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Common Stock is traded on Nasdaq under the symbol "STLY."

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company and the Selling Stockholders by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. Certain legal matters will be passed upon for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

     The balance sheets of the Company as of December 31, 1994 and 1995, the statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, and the information as of and for the five years ended December 31, 1995, set forth in the Selected Financial Data under the captions "Income Statement Data," "Supplementary Income Per Common Share Data" and "Balance Sheet Data" have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Commission with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-14938) pursuant to the Exchange Act are incorporated herein by reference:

     (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 29, 1996; and

     (3) The description of Common Stock set forth in the Company's registration statement filed with the Commission pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated herein by reference.

     Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Stanley Furniture Company, Inc., Route 57, Stanleytown, Virginia 24168, Attention:
Secretary (telephone: (540) 627-2000).

                        STANLEY FURNITURE COMPANY, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
                            AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants....................................................    F-2
Balance Sheets as of December 31, 1994 and 1995......................................    F-3
Statements of Income for each of the three years in the period ended December 31,
  1995...............................................................................    F-4
Statements of Changes in Stockholders' Equity for each of the three years in the
  period ended December 31, 1995.....................................................    F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
  1995...............................................................................    F-6
Notes to Financial Statements........................................................    F-7
                       UNAUDITED INTERIM FINANCIAL STATEMENTS
Balance Sheet as of September 29, 1996...............................................   F-16
Statements of Income for the three and nine months ended October 1, 1995 and
  September 29, 1996.................................................................   F-17
Statements of Cash Flows for the nine months ended October 1, 1995 and September 29,
  1996...............................................................................   F-18
Notes to Interim Financial Statements................................................   F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of
Stanley Furniture Company, Inc.

     We have audited the accompanying balance sheets of Stanley Furniture Company, Inc. (the "Company") as of December 31, 1994 and 1995, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     We have also previously audited, in accordance with generally accepted auditing standards, the balance sheets as of December 31, 1991, 1992 and 1993, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1991 and 1992 (none of which are presented herein); and we expressed unqualified opinions on those financial statements. However, our report on the Company's 1993 financial statements contained an explanatory paragraph with respect to the change, as of the beginning of 1993, in the method of accounting for postretirement benefits other than pensions to conform with statement of Financial Accounting Standards No. 106.

     In our opinion, the information set forth in the Selected Financial Data under the captions "Income Statement Data" "Supplementary Income Per Common Share Data," and "Balance Sheet Data" as of and for the five years ended December 31, 1995, appearing on pages 10 and 11 is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

                                          Coopers & Lybrand L.L.P.

Richmond, Virginia
January 26, 1996

                        STANLEY FURNITURE COMPANY, INC.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994        1995
                                                                           --------    --------
                                      ASSETS
Current assets:
     Cash...............................................................   $    301    $    298
     Accounts receivable, less allowances of $933 and $1,157............     23,760      22,732
     Inventories:
          Finished goods................................................     20,893      22,391
          Work-in-process...............................................      5,957       5,368
          Raw materials.................................................     13,055      12,408
                                                                           --------    --------
                                                                             39,905      40,167
     Prepaid expenses and other current assets..........................      1,446         435
     Deferred income taxes..............................................      2,003       2,420
                                                                           --------    --------
          Total current assets..........................................     67,415      66,052
                                                                           --------    --------
Property, plant and equipment, at cost..................................     64,827      78,399
     Less accumulated depreciation......................................     20,049      24,168
                                                                           --------    --------
                                                                             44,778      54,231
                                                                           --------    --------
Goodwill, less accumulated amortization of $2,016 and $2,352............     11,424      11,088
Other assets............................................................        902       3,180
                                                                           --------    --------
                                                                           $124,519    $134,551
                                                                           ========    ========
                                    LIABILITIES
Current liabilities:
     Current maturities of long-term debt...............................   $           $    650
     Accounts payable...................................................     14,659      13,637
     Accrued salaries, wages and benefits...............................      7,119       6,619
     Other accrued expenses.............................................      2,725       2,724
                                                                           --------    --------
          Total current liabilities.....................................     24,503      23,630
Long-term debt, exclusive of current maturities.........................     33,395      40,417
Deferred income taxes...................................................     11,541      12,180
Other long-term liabilities.............................................      4,250       3,585
                                                                           --------    --------
          Total liabilities.............................................     73,689      79,812
                                                                           --------    --------
                               STOCKHOLDERS' EQUITY
Common stock, $.02 par value, 10,000,000 shares authorized, 4,726,550
  and 4,726,578 shares issued and outstanding...........................         94          94
Capital in excess of par value..........................................     64,527      64,547
Deficit.................................................................    (13,791)     (9,902)
                                                                           --------    --------
     Total stockholders' equity.........................................     50,830      54,739
                                                                           --------    --------
                                                                           $124,519    $134,551
                                                                           ========    ========

    The accompanying notes are an integral part of the financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FOR THE YEARS ENDED
                                                                           DECEMBER 31,
                                                                 --------------------------------
                                                                   1993        1994        1995
                                                                 --------    --------    --------
Net sales.....................................................   $167,091    $184,342    $174,179
Cost of sales:
     From products sold.......................................    134,972     148,453     137,621
     Business interruption insurance..........................     (5,036)         --          --
                                                                 --------    --------    --------
                                                                  129,936     148,453     137,621
                                                                 --------    --------    --------
          Gross profit........................................     37,155      35,889      36,558
Selling, general and administrative expenses..................     25,976      26,483      26,454
Unusual items, net............................................         --          --        (136)
                                                                 --------    --------    --------
     Operating income.........................................     11,179       9,406      10,240
Gain on insurance settlement..................................     (2,186)     (2,379)         --
Other expense, net............................................      1,346         444         433
Interest expense..............................................      3,048       2,969       3,534
                                                                 --------    --------    --------
     Income from continuing operations before income taxes....      8,971       8,372       6,273
Income taxes..................................................      3,691       3,256       2,384
                                                                 --------    --------    --------
Income from continuing operations.............................      5,280       5,116       3,889
Discontinued operations, including provision for operating
  losses of $1,721, net of income taxes.......................         --      (2,758)         --
                                                                 --------    --------    --------
          Net income..........................................   $  5,280    $  2,358    $  3,889
                                                                 ========    ========    ========
Earnings (loss) per common share:
     Continuing operations....................................   $   1.39    $   1.08    $    .82
     Discontinued operations..................................         --        (.58)         --
                                                                 --------    --------    --------
          Net income..........................................   $   1.39    $    .50    $    .82
                                                                 ========    ========    ========
Weighted average number of shares.............................      3,792       4,725       4,727
                                                                 ========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                   ADJUSTMENT
                                                                       CAPITAL        FOR
                                                    COMMON STOCK         IN         MINIMUM
                                                  ----------------    EXCESS OF     PENSION
                                                  SHARES    AMOUNT    PAR VALUE    LIABILITY     DEFICIT
                                                  ------    ------    ---------    ----------    --------
Balance at December 31, 1992...................   2,997      $ 60      $51,328      $    -0-     $(21,429)
Public offering................................   1,725        34       13,053
Adjustment for minimum pension liability.......                                       (1,122)
Net income.....................................                                                     5,280
                                                  ------    ------    ---------    ----------    --------
     Balance at December 31, 1993..............   4,722        94       64,381        (1,122)     (16,149)
Exercise of stock options......................       5                     66
Adjustment for minimum pension liability.......                                        1,122
Compensation expense related to executive loan
  plan.........................................                             80
Net income.....................................                                                     2,358
                                                  ------    ------    ---------    ----------    --------
     Balance at December 31, 1994..............   4,727        94       64,527           -0-      (13,791)
Compensation expense related to executive loan
  plan, net....................................                             20
Net income.....................................                                                     3,889
                                                  ------    ------    ---------    ----------    --------
     Balance at December 31, 1995..............   4,727      $ 94      $64,547      $    -0-     $ (9,902)
                                                  =====     ======     =======      ========     ========

    The accompanying notes are an integral part of the financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                                1993         1994         1995
                                                              ---------    ---------    ---------
Cash flows from operating activities:
     Cash received from customers..........................   $ 166,706    $ 183,458    $ 175,189
     Cash paid to suppliers and employees..................    (179,218)    (176,194)    (164,022)
     Interest paid.........................................      (3,529)      (2,464)      (3,535)
     Income taxes paid, net................................        (321)      (4,463)      (1,033)
     Proceeds received on insurance coverage...............      23,196        4,625
     Operating activities of discontinued operations.......        (285)        (867)
                                                              ---------    ---------    ---------
          Net cash provided by operating activities........       6,549        4,095        6,599
                                                              ---------    ---------    ---------
Cash flows from investing activities:
     Capital expenditures..................................      (6,392)      (4,968)     (14,225)
     Proceeds received on insurance coverage...............       2,679
     Purchase of other assets..............................        (591)        (650)        (467)
     Proceeds from sale of assets..........................          91          108           25
     Investing activities of discontinued operations.......         (47)         357
                                                              ---------    ---------    ---------
          Net cash used by investing activities............      (4,260)      (5,153)     (14,667)
                                                              ---------    ---------    ---------
Cash flows from financing activities:
     Proceeds from issuance of common stock................      13,087
     Issuance of senior notes..............................                   30,000       10,000
     Redemption of senior subordinated debentures..........      (3,093)
     Repayment of term note................................      (2,616)     (16,569)
     Repayment of revolving credit facility, net...........     (10,229)     (12,685)      (2,320)
     Proceeds from insurance policy loans..................         292          345          385
     Other, net............................................        (179)          68
                                                              ---------    ---------    ---------
          Net cash provided (used) by financing
            activities.....................................      (2,738)       1,159        8,065
                                                              ---------    ---------    ---------
Net (decrease) increase in cash............................        (449)         101           (3)
Cash at beginning of year..................................         649          200          301
                                                              ---------    ---------    ---------
     Cash at end of year...................................   $     200    $     301    $     298
                                                              =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     Stanley Furniture Company, Inc. (the "Company") is a leading designer and manufacturer of furniture exclusively targeted at the upper-medium price range of the residential market.

     The Company operates predominantly in one business segment. Substantially all revenues result from the sale of home furnishings, primarily residential furniture products. Substantially all of the Company's trade accounts receivable are due from retailers in this market, which consist of a large number of entities with a broad geographical dispersion.

  Inventories

     Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

  Property, Plant and Equipment

     Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives of the assets and amounted to $3.7 million, $4.0 million and $4.5 million for 1993, 1994 and 1995, respectively. Depreciable lives are as follows:

                                                                              YEARS
                                                                             --------
        Buildings.........................................................   40 to 50
        Machinery and equipment...........................................    5 to 12
        Leasehold improvements............................................    3 to 20
        Furniture, fixtures and office equipment..........................    3 to 10

     Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

  Capitalized Software Cost

     The Company amortizes certain purchased computer software costs using the straight-line method over the economic lives of the related products not to exceed five years. Unamortized cost at December 31, 1994 and 1995 was $39,000 and $473,000, respectively.

  Goodwill and Long-lived Assets

     Goodwill is being amortized on a straight-line basis over 40 years. The Company continually evaluates the existence of impairment of long-lived assets, including goodwill, on the basis of whether it is fully recoverable from projected, undiscounted net cash flows.

  Income Taxes

     Deferred income taxes are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of federal income tax expense in the year in which the credits are generated.

                        STANLEY FURNITURE COMPANY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Fair Value of Financial Instruments

     The fair value of the Company's long-term debt is estimated using discounted cash flow analysis based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturities, and at December 31, 1995, the fair value approximated the carrying amount. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

  Pension Plans

     The Company's funding policy is to contribute to all qualified plans annually an amount equal to the normal cost and a portion of the unfunded liability but not to exceed the maximum amount that can be deducted for federal income tax purposes.

  Earnings Per Common Share

     Earnings per common share are based upon the weighted average number of shares outstanding. All share and per share data have been restated to reflect the one-for-two reverse stock split, effective July 1993.

     Supplementary earnings per common share are presented below. Income from continuing operations for the 1993 and 1994 periods reflect a non-recurring gain from insurance proceeds. The 1993 period reflects the effect of proforma adjustments for the 1993 public offering. It is assumed that the transaction took effect at the beginning of the year. The 1994 and 1995 per share information is included for comparison purposes.

                                                                       1993     1994     1995
                                                                       -----    -----    ----
    Continuing operations:
         Before non-recurring gain..................................   $ .90    $ .77    $.82
         Non-recurring gain on insurance............................     .29      .31
                                                                       -----    -----    ----
              As reported...........................................    1.19     1.08     .82
    Discontinued operations.........................................             (.58)
                                                                       -----    -----    ----
         Net income.................................................   $1.19    $ .50    $.82
                                                                       =====    =====    ====

2. PROPERTY, PLANT AND EQUIPMENT AT DECEMBER 31

                                                                           (IN THOUSANDS)
                                                                          1994       1995
                                                                         -------    -------
    Land and buildings................................................   $17,853    $33,594
    Machinery and equipment...........................................    41,059     43,127
    Leasehold improvements............................................     3,986        153
    Furniture, fixtures and office equipment..........................     1,289      1,387
    Construction in progress..........................................       640        138
                                                                         -------    -------
                                                                         $64,827    $78,399
                                                                         =======    =======

     In June 1995, the Company purchased the manufacturing facilities at its Stanleytown, Virginia and West End, North Carolina locations, which it previously leased. The total purchase price was $10.5 million for both facilities. As a result of the purchase, the Company also reclassified related leasehold improvements with a net book value of $3.3 million to land and buildings.

                        STANLEY FURNITURE COMPANY, INC.

3. LONG-TERM DEBT AT DECEMBER 31

                                                                           (IN THOUSANDS)
                                                                          1994       1995
                                                                         -------    -------
    7.28% Senior notes due March 15, 2004.............................   $30,000    $30,000
    7.57% Senior note due June 30, 2005...............................               10,000
    Revolving credit facility.........................................     3,234        914
    7% Convertible subordinated debentures due April 1, 2012..........       161        153
                                                                         -------    -------
              Total...................................................    33,395     41,067
    Less current maturities...........................................                  650
                                                                         -------    -------
                                                                         $33,395    $40,417
                                                                         =======    =======

     During August 1995, the Company amended its $25.0 million revolving credit facility which extended its maturity date to August 1998. The interest rate under the facility was reduced to prime (8.5% on December 31, 1995) or, at the Company's option, equal to reserve adjusted LIBOR plus 1.0% per annum. As of December 31, 1995, approximately $21.9 million of additional borrowings were available under the revolving credit facility. In June 1995, the Company issued a $10.0 million 7.57% senior note due 2005 in a private placement of debt and the proceeds were used to purchase two plant facilities, as discussed in Note 2. In February 1994, the Company completed the private placement of $30.0 million of 7.28% senior notes due in 2004. The proceeds were used to repay a term note and a portion of the revolving credit facility.

     The Company utilizes letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 1994 and 1995 were $1.8 million and $2.2 million, respectively.

     The above loan agreements require the Company to maintain certain financial covenants and prohibit the Company from paying dividends and acquiring or retiring its common stock.

     Aggregate maturities of long-term debt for the next five years are as follows: 1996 -- $650,000; 1997 -- $878,000; 1998 -- $6.0 million; 1999 -- $5.1 million; 2000 -- $5.2 million.

4. UNUSUAL ITEMS

     During the second quarter of 1995, the Company was released from a lease obligation at its previously closed Waynesboro, Virginia manufacturing facility. Accordingly, the Company recognized a pretax credit of $1.1 million related to the reversal of an accrual set up in 1991 for the closing of the facility. Unusual items also included a pretax charge for severance resulting from the resignation of the Company's Chief Operating Officer.

                        STANLEY FURNITURE COMPANY, INC.

5. INCOME TAXES

     The provision for income taxes on income from continuing operations consists of (in thousands):

                                                                    1993      1994      1995
                                                                   ------    ------    ------
    Current:
         Federal................................................   $1,123    $2,314    $1,750
         State..................................................      245       669       412
                                                                   ------    ------    ------
              Total current.....................................    1,368     2,983     2,162
                                                                   ------    ------    ------
    Deferred:
         Federal................................................    1,940       214       156
         State..................................................      383        59        66
                                                                   ------    ------    ------
              Total deferred....................................    2,323       273       222
                                                                   ------    ------    ------
              Income taxes......................................   $3,691    $3,256    $2,384
                                                                   ======    ======    ======

     A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate on income from continuing operations at December 31 follows:

                                                                         1993    1994    1995
                                                                         ----    ----    ----
    Federal statutory rate............................................   35.0%   35.0%   35.0%
    State taxes, net of federal benefit...............................    4.6     5.0     5.0
    Goodwill..........................................................    1.3     1.4     1.9
    Life insurance....................................................   (0.7)   (0.9)   (1.5)
    Tax savings from foreign sales corporation........................   (0.4)   (0.4)   (0.8)
    Federal tax rate change...........................................    2.8
    Tax credits.......................................................   (1.3)   (0.8)   (0.2)
    Other, net........................................................   (0.2)   (0.4)   (1.4)
                                                                         ----    ----    ----
         Effective income tax rate....................................   41.1%   38.9%   38.0%
                                                                         ====    ====    ====

     The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

                                                                          1994       1995
                                                                         -------    -------
    Current deferred tax assets (liabilities):
    Accounts receivable...............................................   $   360    $   379
    Inventory.........................................................      (439)      (432)
    Employee benefits.................................................     1,305      1,834
    Other accrued expenses............................................       777        639
                                                                         -------    -------
         Net current deferred tax asset...............................   $ 2,003    $ 2,420
                                                                         =======    =======
    Noncurrent deferred tax (assets) liabilities:
    Inventory.........................................................   $   966    $   500
    Property, plant and equipment.....................................    11,302     11,552
    Employee benefits.................................................      (785)       215
    Restructuring costs...............................................      (183)       (95)
    Other.............................................................       241          8
                                                                         -------    -------
         Net noncurrent deferred tax liability........................   $11,541    $12,180
                                                                         =======    =======

     At December 31, 1994, the Company had alternative minimum tax credit carryforwards of $519,000 which were utilized in 1995. The Company's federal income tax returns have been examined and closed by the Internal Revenue Service through 1992.

                        STANLEY FURNITURE COMPANY, INC.

6. STOCKHOLDERS' EQUITY, STOCK OPTIONS, AND RELATED MATTERS

     In December 1994, the Company adopted the Stanley Furniture Company, Inc. 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan and the Company's 1992 Stock Option Plan provide for the granting of stock options for up to an aggregate of 700,000 shares of common stock to certain key employees. Options granted may be either nonqualified or qualified stock options and the exercise price may not be less than 100% of the fair market value of the Company's common stock on the date the options are granted. Granted options vest 20% annually.

     At December 31, 1994 and 1995, options to purchase 182,297 and 229,053 shares, respectively, were exercisable and 16,935 were available for grant at December 31, 1995. Activity for the two years ended December 31, 1995 follows:

                                                                 NUMBER      OPTION PRICE PER
                                                                OF SHARES          SHARE
                                                                ---------    -----------------
    Outstanding at December 31, 1993.........................     668,317     $ 8.50 to $12.86
    Exercised................................................      (5,112)      8.50 to  12.86
    Cancelled................................................    (602,834)               12.86
    Granted..................................................     609,629                10.00
                                                                ---------
         Outstanding at December 31, 1994....................     670,000       8.50 to  10.00
    Lapsed...................................................      (5,327)      8.50 to  10.00
    Cancelled................................................    (156,720)      8.50 to  10.00
    Granted..................................................     170,000                 8.75
                                                                ---------
         Outstanding at December 31, 1995....................     677,953     $ 8.50 to $10.00
                                                                 ========

     During 1994, the Company established the Executive Loan Plan. Under the Executive Loan Plan, the Company has entered into a contractual agreement to issue 50,000 shares of common stock to the Chief Executive Officer at $10 per share (the market price per share on the date of the agreement) in exchange for a non-recourse 7.6% note receivable payable in five annual installments with the balance due January 2, 1999. The Company has also agreed to forgive interest plus one half of the contractual purchase price over the next five years, if the Chief Executive Officer remains employed by the Company. The contractual agreement under the Executive Loan Plan with the former Chief Operating Officer was cancelled in July 1995. Accordingly, net compensation expense including interest and income taxes was $160,000 and $98,000 for 1994 and 1995, respectively.

     In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 1995. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

7. EMPLOYEE BENEFIT PLANS

  Pension Plans

     The Company maintains a non-contributory defined benefit pension plan (the "Stanley Retirement Plan"), covering substantially all employees. The benefits provided by the plan are based on an employee's years of service and average compensation. Plan assets are invested principally in fixed income and equity instruments. The Company also maintains a supplemental retirement plan covering certain key employees (the "Supplemental Plan").

                        STANLEY FURNITURE COMPANY, INC.

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
     A Supplemental Plan participant who retires under any provision of the Stanley Retirement Plan will receive a supplemental retirement allowance equal to the excess, if any, of an eligible employee's benefit under the Stanley Retirement Plan in effect on January 1, 1987, over his benefit actually received at retirement. The Supplemental Plan is unfunded and benefit payments are made directly from Company assets.

     Effective December 31, 1995, the Company amended both the Stanley Retirement Plan and the Supplemental Plan to cease future benefit accruals under the plans. Accordingly, the Company recognized a pretax loss on curtailment of $31,000. The following table sets forth the plans' financial status at December 31 (in thousands):

                                                          1994                          1995
                                               --------------------------    --------------------------
                                                STANLEY                       STANLEY
                                               RETIREMENT    SUPPLEMENTAL    RETIREMENT    SUPPLEMENTAL
                                                  PLAN           PLAN           PLAN           PLAN
                                               ----------    ------------    ----------    ------------
    Accumulated benefit obligation:
         Vested.............................    $(10,603)      $   (483)      $(14,641)       $ (897)
         Nonvested..........................        (737)           (70)        (1,127)          (97)
                                               ----------    ------------    ----------    ------------
    Accumulated benefit obligation..........    $(11,340)      $   (553)      $(15,768)       $ (994)
                                                ========     ==========       ========     ==========
    Projected benefit obligation............    $(13,209)      $ (1,016)      $(15,768)       $ (994)
    Plan assets at fair value...............      12,012                        15,842
                                               ----------    ------------    ----------    ------------
    Plan assets more than (less than)
      projected benefit obligation..........      (1,197)        (1,016)            74          (994)
    Unrecognized (gain) loss................       2,400           (284)         3,206
    Prior service cost......................        (112)           659
                                               ----------    ------------    ----------    ------------
         Prepaid (accrued) pension costs....    $  1,091       $   (641)      $  3,280        $ (994)
                                                ========     ==========       ========     ==========

     Components of net periodic pension cost follow (in thousands):

                                                                    1993      1994      1995
                                                                   ------    ------    ------
    Service cost................................................   $  799    $  904    $  774
    Interest cost...............................................    1,333     1,315     1,256
    Actual return on assets.....................................     (382)     (109)   (1,320)
    Net amortization and deferral...............................     (444)     (589)      965
    Loss on curtailment.........................................                           31
                                                                   ------    ------    ------
                                                                   $1,306    $1,521    $1,706
                                                                   ======    ======    ======

     The assumptions used as of December 31 to determine the plans' funded status, pension cost and loss on curtailment were:

                                                                    1993     1994     1995
                                                                    -----    -----    -----
    Discount rate for funded status..............................   7.75%    9.00%    7.67%
    Discount rate for pension cost...............................   8.25%    7.75%    9.00%
    Salary progression...........................................   4.00%    5.00%    5.00%
    Return on assets.............................................   8.25%    8.00%    7.75%

     A reduction in the discount rate of 0.25% would create an additional minimum pension liability of $3.9 million and would result in a charge to stockholders' equity of $2.3 million, net of deferred taxes.

                        STANLEY FURNITURE COMPANY, INC.

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
  401(k) Plan

     The Company also maintains the Stanley 401(k) Retirement Savings Plan ("401(k) Plan") for all of its eligible employees. Through December 31, 1995, the plan allowed for contributions by employees up to 20% of their salaries and also permitted discretionary contributions by the Company, although no discretionary contributions have been made to the plan by the Company. In connection with the curtailment of benefits in the Stanley Retirement Plan and Supplemental Plan, the Company amended its 401(k) Plan and expects to begin making discretionary matching and profit sharing contributions in 1996.

  Postretirement Benefits Other Than Pensions

     The Company provides certain health care benefits to eligible retired employees between the ages of 55 and 65 and provides certain life insurance benefits to eligible retired employees from age 55 until death. Substantially all of the Company's employees are eligible for these benefits after attaining specified years of service and age provisions. Employees who elect benefits at retirement contribute to the cost of coverage. The plan is unfunded. Prior to 1993, the Company expensed the cost of these benefits when paid. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Accordingly, the expected cost of retiree benefits, other than pensions, are charged to expense during the years the employees render service.

     The Company elected to recognize the January 1, 1993, obligation of $8.1 million through charges to earnings over 20 years. On March 3, 1993, the Company also adopted plan design changes which reduced the January 1, 1993, obligation to $2.9 million. The following table sets forth the plan's financial status at December 31 (in thousands):

                                                                          1994       1995
                                                                         -------    -------
    Retirees..........................................................   $(4,769)   $(4,875)
    Fully eligible active plan participants...........................      (333)      (232)
    Other active plan participants....................................      (634)      (714)
                                                                         -------    -------
         Total accumulated postretirement benefit obligation..........    (5,736)    (5,821)
    Unrecognized net loss.............................................     2,927      2,752
    Unrecognized transition obligation................................     2,406      2,272
                                                                         -------    -------
         Net accrued postretirement benefit cost......................   $  (403)   $  (797)
                                                                         =======    =======

     Components of net periodic postretirement benefit cost were (in thousands):

                                                                       1993    1994    1995
                                                                       ----    ----    ----
    Service cost....................................................   $ 72    $ 74    $ 93
    Interest cost...................................................    239     242     510
    Amortization of transition obligation, after reduction for plan
      design changes................................................    146     359     134
    Amortization and deferral.......................................             21     182
                                                                       ----    ----    ----
                                                                       $457    $696    $919
                                                                       ====    ====    ====

     The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.75%, 9.00% and 7.67% for 1993, 1994 and 1995, respectively. The rate of increase in future health care benefit cost used in determining the obligation for 1993 was 17% gradually decreasing to 5.75% beginning in 2007; for 1994 was 15% gradually decreasing to 7% beginning in 2005; and, for 1995 was 12% gradually decreasing to 6% beginning in 2002.

                        STANLEY FURNITURE COMPANY, INC.

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
     Increasing the assumed health care cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $307,000 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 by $31,000.

  Deferred Compensation

     The Company has a deferred compensation plan which permits certain management employees to defer portions of their compensation. The employees earn a fixed rate of interest on the deferred amounts. The plan is funded through the purchase of whole life insurance contracts on the employees, and the Company borrows against the cash surrender value of these policies to fund any benefit payments. The accrued liabilities relating to this plan of $1.3 million and $1.4 million at December 31, 1994 and 1995, respectively, are included in accrued salaries, wages and benefits and other longterm liabilities. The cash surrender value, net of policy loans, is included in other assets.

8. INSURANCE CLAIM ACCOUNTING

     In February 1993, a fire at the Stanleytown, Virginia facility damaged approximately 12% of the Company's total manufacturing facilities. The Company's insurance coverage provided for the complete replacement of the damaged building (which was leased), equipment and inventory, and reimbursement for business interruption losses.

     The Company recorded business interruption insurance in 1993 based on estimated profits attributed to lost sales since the fire. The amount recognized represents the estimated gross profit that would have been realized on lost sales. Accordingly, $5.0 million of estimated income from business interruption insurance is included in gross profit in 1993. Also, a $2.2 million pretax gain was recorded in 1993 since proceeds from insurance exceeded the book value of leasehold improvements and equipment destroyed in the fire. In 1994, the Company reached a final insurance settlement and recorded a gain of $2.4 million.

9. DISCONTINUED OPERATIONS

     Beginning in 1991, Norman's was reflected as a discontinued operation. In 1994, the Company ceased operations at Norman's and liquidated the division resulting in a $2.8 million ($4.5 million pretax) additional loss provision. Net sales applicable to Norman's were $12.1 million and $4.1 million for 1993 and 1994, respectively.

10. LEASES

     The company leased a substantial portion of its facilities under operating leases through June 1995, at which time the Company purchased these facilities, as described in Note 2. Rental expenses charged to operations were $2.0 million, $1.9 million and $1.4 million in 1993, 1994 and 1995, respectively. The Company continues to lease two showrooms and certain other equipment. Future minimum lease payments, net of subleases, are approximately as follows:
1996 -- $769,000; 1997 -- $801,000; 1998 -- $534,000; 1999 -- $354,000; and
thereafter -- $12,000.

11. RELATED PARTY TRANSACTIONS

     Approximately 58% of the Company's common stock is owned by the ML-Lee Acquisition Fund, L.P. (the "Majority Stockholder") and certain affiliates of the Thomas H. Lee Company. The Company has entered into a management agreement with an affiliate of its Majority Stockholder. Fees paid pursuant to this agreement amounted to $250,000 annually in 1993, 1994 and 1995.

                        STANLEY FURNITURE COMPANY, INC.

12. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 1993       1994       1995
                                                                -------    -------    -------
    Net income...............................................   $ 5,280    $ 2,358    $ 3,889
    Adjustments to reconcile net income to net cash provided
      by operating activities:
         Depreciation and amortization.......................     4,808      4,421      4,919
         Other, net..........................................       295        249        118
         Loss on disposal of fabric division.................                2,758
         Changes in assets and liabilities:
              Accounts receivable............................      (289)    (1,011)     1,028
              Inventories....................................    (4,147)    (2,221)      (262)
              Prepaid expenses and other current assets......       374       (892)    (1,030)
              Insurance claim receivable.....................    (4,152)     2,029
              Operating assets of discontinued operations....      (285)      (867)
              Accounts payable...............................     2,082       (922)    (1,022)
              Accrued salaries, wages and benefits...........      (589)       585       (500)
              Other accrued expenses.........................       (34)      (632)       137
              Deferred income taxes..........................     2,038        189        222
         Other assets........................................        57         22         25
         Other long-term liabilities.........................     1,111     (1,971)      (925)
                                                                -------    -------    -------
              Net cash provided by operating activities......   $ 6,549    $ 4,095    $ 6,599
                                                                =======    =======    =======

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The Company's unaudited quarterly results of operations were as follows (in thousands, except per share data):

                                                     FIRST        SECOND      THIRD     FOURTH
                                                    -------       -------    -------    -------
    FISCAL 1994 QUARTERS
    Net sales....................................   $44,737       $44,101    $43,845    $51,659
    Gross profit.................................     8,677         8,544      8,865      9,803
    Income from continuing operations............     2,386(a)        957        863        910
    Net income (loss)............................      (372)(b)       957        863        910
    Income from continuing operations per
      share......................................       .49(a)        .20        .18        .19
    Net income (loss) per share..................      (.08)(b)       .20        .18        .19
    FISCAL 1995 QUARTERS
    Net sales....................................   $44,989       $38,163    $44,706    $46,321
    Gross profit.................................     9,101         8,050      9,095     10,312
    Net income...................................       794           719        998      1,378
    Net income per share.........................       .17           .15        .21        .29

---------------
(a) In the first quarter of 1994, the Company reached a final insurance settlement and recorded a gain of $1.5 million ($2.4 million pretax) or 31 cents per share.

(b) In the first quarter of 1994, the Company decided to cease operations at Norman's and recorded a loss from discontinued operations of $2.8 million ($4.5 million pretax) or 58 cents per share.

                        STANLEY FURNITURE COMPANY, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                   SEPTEMBER 29,
                                                                                       1996
                                                                                   -------------
                                             ASSETS
Current assets:
     Cash.......................................................................     $   3,705
     Accounts receivable, less allowances of $1,961.............................        28,173
     Inventories:
          Finished goods........................................................        21,527
          Work-in-process.......................................................         5,756
          Raw materials.........................................................        11,522
                                                                                   -------------
                                                                                        38,805
     Prepaid expenses and other current assets..................................           415
     Deferred income taxes......................................................         2,615
                                                                                   -------------
          Total current assets..................................................        73,713
                                                                                   -------------
Property, plant and equipment, at cost..........................................        80,054
     Less accumulated depreciation..............................................        26,946
                                                                                   -------------
                                                                                        53,108
                                                                                   -------------
Goodwill, less accumulated amortization of $2,604...............................        10,836
Other assets....................................................................         3,975
                                                                                   -------------
                                                                                     $ 141,632
                                                                                    ==========
                                          LIABILITIES
Current liabilities:
     Current maturities of long-term debt.......................................     $     725
     Accounts payable...........................................................        14,176
     Accrued salaries, wages and benefits.......................................         8,802
     Other accrued expenses.....................................................         3,189
                                                                                   -------------
          Total current liabilities.............................................        26,892
                                                                                   -------------
Long-term debt, exclusive of current maturities.................................        38,778
Deferred income taxes...........................................................        12,650
Other long-term liabilities.....................................................         2,402
                                                                                   -------------
          Total liabilities.....................................................        80,722
                                                                                   -------------
                                      STOCKHOLDERS' EQUITY
Common stock, $.02 par value, 10,000,000 shares authorized, 4,729,042 shares
  issued and outstanding........................................................            94
Capital in excess of par value..................................................        64,571
Deficit.........................................................................        (3,755)
                                                                                   -------------
     Total stockholders' equity.................................................        60,910
                                                                                   -------------
                                                                                     $ 141,632
                                                                                    ==========

The accompanying notes are an integral part of the interim financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                              STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                   ---------------------------    ---------------------------
                                                   OCTOBER 1,    SEPTEMBER 29,    OCTOBER 1,    SEPTEMBER 29,
                                                      1995           1996            1995           1996
                                                   ----------    -------------    ----------    -------------
Net sales.......................................    $ 44,706        $52,550        $ 127,858      $ 148,023
Cost of sales...................................      35,611         39,772          101,612        113,389
                                                   ----------    -------------    ----------    -------------
     Gross profit...............................       9,095         12,778           26,246         34,634
Selling, general and administrative expenses....       6,347          7,619           19,402         21,973
Unusual items, net..............................                                        (136)
                                                   ----------    -------------    ----------    -------------
     Operating income...........................       2,748          5,159            6,980         12,661
Other expense, net..............................         109             90              306            485
Interest expense................................       1,028            852            2,622          2,569
                                                   ----------    -------------    ----------    -------------
     Income from continuing operations before
       income taxes.............................       1,611          4,217            4,052          9,607
Income tax provision............................         613          1,602            1,541          3,706
                                                   ----------    -------------    ----------    -------------
     Income from continuing operations..........         998          2,615            2,511          5,901
Gain from discontinued operations, net of
  taxes.........................................                        246                             246
                                                   ----------    -------------    ----------    -------------
Net income......................................    $    998        $ 2,861        $   2,511      $   6,147
                                                     =======     ==========         ========     ==========
Primary earnings per share:
     Continuing operations......................    $    .21        $   .53        $     .53      $    1.22
     Discontinued operations....................                        .05                             .05
                                                   ----------    -------------    ----------    -------------
          Net income............................    $    .21        $   .58        $     .53      $    1.27
                                                     =======     ==========         ========     ==========
Weighted average number of shares...............       4,728          4,954            4,728          4,848
                                                     =======     ==========         ========     ==========
Fully diluted earnings per share:
     Continuing operations......................    $    .21        $   .52        $     .53      $    1.17
     Discontinued operations....................                        .05                             .05
                                                   ----------    -------------    ----------    -------------
          Net income............................    $    .21        $   .57        $     .53      $    1.22
                                                     =======     ==========         ========     ==========
Weighted average number of shares...............       4,728          5,051            4,728          5,052
                                                     =======     ==========         ========     ==========

The accompanying notes are an integral part of the interim financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                             NINE MONTHS ENDED
                                                                        ---------------------------
                                                                        OCTOBER 1,    SEPTEMBER 29,
                                                                           1995           1996
                                                                        ----------    -------------
Cash flows from operating activities:
     Cash received from customers....................................   $  126,394      $ 141,887
     Cash paid to suppliers and employees............................     (122,447)      (127,917)
     Interest paid...................................................       (3,019)        (3,169)
     Income taxes paid, net..........................................         (932)        (3,409)
                                                                        ----------    -------------
          Net cash provided (used) by operating activities...........           (4)         7,392
                                                                        ----------    -------------
Cash flows from investing activities:
     Capital expenditures............................................      (12,932)        (2,706)
     Purchase of other assets........................................         (399)          (181)
     Proceeds from sale of assets....................................           25             12
                                                                        ----------    -------------
          Net cash used by investing activities......................      (13,306)        (2,875)
                                                                        ----------    -------------
Cash flows from financing activities:
     Issuance of senior notes........................................       10,000             --
     (Repayment of) proceeds from revolving credit facility, net.....        2,897           (914)
     Repayment of senior note........................................           --           (650)
     Proceeds from insurance policy loans............................          385            430
     Proceeds from exercise of stock options.........................           --             24
                                                                        ----------    -------------
          Net cash (used) provided by financing activities...........       13,282         (1,110)
                                                                        ----------    -------------
Net increase (decrease) in cash......................................          (28)         3,407
Cash at beginning of year............................................          301            298
                                                                        ----------    -------------
Cash at end of quarter...............................................   $      273      $   3,705
                                                                         =========     ==========
Supplemental Cash Flow Information:
Net income...........................................................   $    2,511      $   6,147
Adjustments to reconcile net income to net cash provided (used)
  by operating activities:
     Depreciation and amortization...................................        3,529          3,865
     Loss on sale of assets..........................................           44            265
     Other...........................................................          (30)          (246)
     Changes in assets and liabilities:
          Accounts receivable........................................       (1,501)        (5,441)
          Inventories................................................       (1,778)         1,362
          Prepaid expenses and other current assets..................         (265)        (1,101)
          Accounts payable...........................................       (3,196)           539
          Accrued salaries, wages and benefits.......................        1,458          2,183
          Other accrued expenses.....................................          356             41
          Deferred income taxes......................................         (193)           114
     Other assets....................................................          (54)           (69)
     Other long-term liabilities.....................................         (885)          (267)
                                                                        ----------    -------------
Net cash provided (used) by operating activities.....................   $       (4)     $   7,392
                                                                         =========     ==========

The accompanying notes are an integral part of the interim financial statements.

                        STANLEY FURNITURE COMPANY, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. PREPARATION OF INTERIM FINANCIAL STATEMENTS

     The interim financial statements of Stanley Furniture Company, Inc. (referred to as "Stanley" or the "Company") have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to SEC rules and regulations. However, management believes that the disclosures made are adequate for a fair presentation of results of operations and financial position. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes included elsewhere in this Prospectus.

2. PROPERTY, PLANT AND EQUIPMENT

                                                                              SEPTEMBER 29,
                                                                                   1996
                                                                              --------------
                                                                              (IN THOUSANDS)
    Land and buildings.....................................................      $ 33,643
    Machinery and equipment................................................        44,424
    Leasehold improvements.................................................           153
    Furniture, fixtures and office equipment...............................         1,382
    Construction in progress...............................................           452
                                                                              --------------
                                                                                 $ 80,054
                                                                              ===========

3. LONG-TERM DEBT

                                                                              SEPTEMBER 29,
                                                                                   1996
                                                                              --------------
                                                                              (IN THOUSANDS)
    7.28% senior notes due March 15, 2004..................................      $ 30,000
    7.57% senior note due June 30, 2005....................................         9,350
    Revolving credit facility..............................................
    7% convertible subordinated debentures due April 1, 2012...............           153
                                                                              --------------
              Total........................................................        39,503
    Less current maturities................................................           725
                                                                              --------------
                                                                                 $ 38,778
                                                                              ===========

4. DISCONTINUED OPERATIONS

     On July 1, 1996, the Company was released from a lease obligation resulting from the purchase and concurrent resale of certain facilities at its former Norman's of Salisbury division. This obligation was accrued as part of the 1994 charge to discontinued operations in connection with the liquidation of Norman's. Accordingly, in the third quarter of 1996, the Company recorded an after tax gain of $246,000, or $.05 per share, as a partial reversal of this accrual.

5. NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires a fair

                        STANLEY FURNITURE COMPANY, INC.

                                  (UNAUDITED)

5. NEW ACCOUNTING STANDARD (CONTINUED)
value based method of accounting for stock based compensation, and provides an option to the Company to either recognize compensation expense for employee stock based compensation or to provide proforma earnings information as if such compensation cost had been recognized. The Company has not determined which election it will make under SFAS 123, nor the various assumptions that will be used in the fair value calculations. Under either method the effect on net income for the nine-month period ended September 29, 1996 is not material, since options to purchase only 7,500 shares were granted during the period.

6. SUBSEQUENT EVENT

     On October 15, 1996, the Company filed a registration statement with the SEC for a public offering of its common stock held by a major stockholder. In connection with this offering, the Company has agreed to acquire from the Selling Stockholders any shares of Common Stock not acquired at the price offered to the public, net of an amount equal to the underwriting discount that otherwise would have been paid in respect of such shares of Common Stock. See "Principal and Selling Stockholders." Assuming an offering price of $19.25 and an underwriting discount of 5.5%, and that the Underwriters' option is not exercised, the Company will acquire 358,902 shares of Common Stock from the Selling Stockholders for an aggregate consideration of $6,528,876, which the Company will fund from available cash and, if necessary, borrowings under its revolving credit facility. The following pro forma information assumes that the repurchase of Common Stock is financed entirely by borrowings under the revolving credit facility at an assumed interest rate of 7%. The pro forma effects on the Company's financial position assume that the stock was repurchased as of September 29, 1996. The pro forma effects on the Company's operating results for the year ended December 31, 1995 and the nine-months ended September 29, 1996 assume that the stock was repurchased at the beginning of the respective twelve-and nine-month periods.

                                                                      AS REPORTED    PRO FORMA
                                                                      -----------    ---------
                                                                       (IN THOUSANDS, EXCEPT
                                                                          PER SHARE DATA)
    Financial position at September 29, 1996:
         Long-term debt including current maturities...............     $39,503       $46,032
         Stockholders' equity......................................      60,910        54,381
    Operating results, year ended December 31, 1995:
         Interest expense..........................................       3,534         3,991
         Net income................................................       3,889         3,608
         Income from continuing operations per common
           share -- primary........................................     $   .82       $   .83
         Income from continuing operations per common
           share -- fully diluted..................................     $   .82       $   .83
    Operating results, nine months ended September 29, 1996:
         Interest expense..........................................       2,569         2,912
         Net income................................................       6,147         5,937
         Income from continuing operations per common
           share -- primary........................................     $  1.22       $  1.27
         Income from continuing operations per common
           share -- fully diluted..................................     $  1.17       $  1.21

     The pro forma information does not include offering expenses of approximately $300,000 payable by the Company, which will be incurred in the fourth quarter of 1996.

                      STANLEY FURNITURE COMPANY, INC. LOGO

       [COMPANY LOGO WITH STATEMENT "CONTINUOUS IMPROVEMENT IS OUR GOAL"]

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................     8
Price Range of Common Stock...........     8
Dividend Policy.......................     8
Capitalization........................     9
Selected Financial Data...............    10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    13
Business..............................    17
Management............................    21
Principal and Selling Stockholders....    24
Description of Capital Stock..........    27
Underwriting..........................    30
Legal Matters.........................    31
Experts...............................    31
Available Information.................    31
Incorporation of Certain Documents by
  Reference...........................    32
Index to Financial Statements.........   F-1

                             STANLEY FURNITURE LOGO
                            ------------------------
                                2,400,000 SHARES

                                  COMMON STOCK
                                   PROSPECTUS

                               NOVEMBER    , 1996
                            ------------------------
                            DILLON, READ & CO. INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                           WHEAT FIRST BUTCHER SINGER

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The table below sets forth the expenses to be incurred in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All such expenses will be paid by the Company. All amounts shown represent estimates except the Securities Act registration fee and the NASD filing fee.

        Registration fee under the Securities Act......................   $ 15,362.07
        NASD fee.......................................................      5,570.00
        Printing expenses..............................................    100,000.00
        Accounting fees and expenses...................................     25,000.00
        Registrar and Transfer Agent's fees and expenses...............      5,000.00
        Legal fees and expenses (not including Blue Sky)...............     60,000.00
        Blue Sky fees..................................................      1,100.00
        Miscellaneous..................................................     87,967.93
                                                                          ===========
                  Total................................................   $300,000.00
                                                                          ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article SEVENTH of the Certificate of Incorporation of the Company and
Section 3 of Article VIII of the By-laws of the Company provide that the Company will, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     As authorized by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), each director and officer of the Company may be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

     The Certificate of Incorporation of the Company, provides that to the fullest extent permitted by the Delaware Corporation Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

ITEM 16. EXHIBITS.


 1.1     Form of Underwriting Agreement.(1)
 2.1     Agreement and Plan of Merger dated as of July 24, 1992 by and among the Registrant,
         Stanley Holding Corporation, Stanley Acquisition Corporation, the ML-Lee Acquisition
         Fund (Retirement Accounts) II, L.P., and the persons listed on Schedules I and II thereto (incorporated by reference to Exhibit 2.1 to the Registrant's Registration
         Statement on Form S-4 No. 33-50050).
 4.1     The Certificate of Incorporation of the Registrant (incorporated by reference to
         Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, No. 33-7300).
 4.2     The Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-1, No. 33-7300).
 4.3     Amendment adopted March 21, 1988 to the Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K (Commission File No. 0-14938)
         for the year ended December 31, 1987).
 4.4     Amendments adopted February 8, 1993 to the Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant's Registration Statement on Form S-1 No.
         33-57432).
 4.5     Certificate of Stock Designation of the Registrant dated May 1, 1991 as modified by an Amendment to Certificate of Designation dated May 31, 1991 (incorporated by reference to Exhibit 3.6 to the Registrant's Form 10-K for the year ended December
         31, 1991).
 4.6     Certificate of Merger dated as of November 9, 1992 (incorporated by reference to
         Exhibit 3.6 to the Registrant's Statement on Form S-1 No. 33-57432).
 4.7     Certificate of Amendment dated June 30, 1993 (incorporated by reference to Exhibit
         3.7 to the Registrant's Form 10-K for the year ended December 31, 1994).
 4.8     Registration Rights Agreement dated as of November 9, 1992 by and among the
         Registrant, ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P., ML-Lee
         Acquisition Fund (Retirement Accounts) II, L.P., Lee Stockholders (as defined therein) and Management Stockholders (as defined therein) (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 No. 33-57432).
 4.9     Form of Indenture (including the Form of the Debenture) (incorporated by reference to
         Exhibit 4 to the Registrant's Registration Statement on Form S-1, No. 33-12746).
 4.10    First Supplemental Indenture dated as of January 17, 1989 (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K for the year ended December 31, 1988).
 4.11    Second Supplemental Indenture dated as of November 9, 1992 (incorporated by reference to Exhibit 4.5 to the Registrant's Form 10-K for the year ended December 31, 1993).
 4.12    Note Agreement dated February 15, 1994 between the Registrant and the Prudential
         Insurance Company of America. (incorporated by reference to Exhibit 4.6 to the
         Registrant's Form 10-K for the year ended December 31, 1993).
 5.1     Opinion and consent of McGuire, Woods, Battle & Boothe, L.L.P. as to the validity of the Common Stock.(2)
23.1     Consent of Coopers & Lybrand L.L.P.(1)
23.2     Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included as part of Exhibit 5.1).
24.1     Power of Attorney (contained on signature page).
99.1     Form of Stock Purchase Agreement to be entered among the Company and the Selling
         Stockholders listed on Schedule I thereto in connection with the Offering.(1)


---------------

(1) Filed with this Registration Statement.



(2) Previously filed.

ITEM 17. UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stanleytown, in the Commonwealth of Virginia, November 7, 1996.


                                          STANLEY FURNITURE COMPANY, INC.

                                          By:     /s/ ALBERT L. PRILLAMAN
                                            ------------------------------------
                                              ALBERT L. PRILLAMAN, PRESIDENT,

                                                CHIEF EXECUTIVE OFFICER, AND

                                                   CHAIRMAN OF THE BOARD


                            ------------------------



     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed on November 7, 1996 by the following persons in the respective capacities indicated opposite their names.



                SIGNATURE                                 TITLE
------------------------------------------   -------------------------------
            /s/ ALBERT L. PRILLAMAN*         President, Chief Executive
------------------------------------------   Officer, Chairman of the Board,
          (ALBERT L. PRILLAMAN)              and Director (Principal
                                             Executive Officer)

               /s/ DOUGLAS I. PAYNE*         Vice President of Finance,
------------------------------------------   Treasurer and Secretary
            (DOUGLAS I. PAYNE)               (Principal Financial and
                                             Accounting Officer)

               /s/ DAVID V. HARKINS*         Director
------------------------------------------
            (DAVID V. HARKINS)

                /s/ C. HUNTER BOLL*          Director
------------------------------------------
             (C. HUNTER BOLL)

                /s/ EDWARD J. MACK*          Director
------------------------------------------
             (EDWARD J. MACK)

By:      /s/ ALBERT L. PRILLAMAN
------------------------------------------
    Albert L. Prillaman, Individually
         and as Attorney-in-fact

                                 EXHIBIT INDEX


 1.1     Form of Underwriting Agreement.
23.1     Consent of Coopers & Lybrand L.L.P.
99.1     Form of Stock Purchase Agreement to be entered among the Company and the Selling
         Stockholders listed on Schedule I thereto in connection with the Offering.